EXHIBIT 99.1

Aracruz Celulose S.A.
and Aracruz Celulose S.A.
and subsidiaries
Financial Statements at
December 31, 2002 and 2001 and
Report of Independent Accountants

     Report of Independent Accountants

     January 10, 2003


     To the Directors and Stockholders of
     Aracruz Celulose S.A.


1 We have audited the balance sheets of Aracruz Celulose S.A. and the consolidated balance sheets of Aracruz Celulose S.A. and its subsidiaries at December 31, 2002 and 2001 and the related statements of income, of changes in stockholders' equity and of changes in financial position of Aracruz Celulose S.A., as well as the related consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies; (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and of Aracruz Celulose S.A. and its subsidiaries at December 31, 2002 and 2001 and the results of operations, the changes in stockholders' equity and the changes in financial position of Aracruz Celulose S.A. as well as the consolidated results of operations and changes in financial position, for the years then ended, in conformity with accounting principles prescribed by Brazilian Corporate Law.

4 Our audit was conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flow and of value added are presented for purposes of additional information, and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers                        Marcos D. Panassol
Auditores Independentes                       Partner
CRC-SP-000160/O-5-S-ES                        Accountant CRC-SP-155.975/O-8-S-ES

Aracruz Celulose S.A.
and Aracruz Celulose S.A. and subsidiaries

Balance Sheets at December 31
In thousands of reais
--------------------------------------------------------------------------------

                                               Parent Company              Consolidated
                                     ------------------------- -------------------------
Assets                                     2002          2001         2002         2001
                                     -----------  ------------ ------------  -----------
Current assets
 Cash and cash equivalents                  551           226       29.292       18.252
Marketable securities                    13.482         1.051       73.045       42.094
Debt securities available-for-sale      877.867       940.906      877.867      940.906
Trade accounts receivable               231.154       193.362      452.726      202.949
Inventories                             104.740        60.948      202.941      129.672
Tax credits                              88.226       106.133      123.721      117.363
Progresses to suppliers                   1.714         4.795        3.709        7.415
Other accounts receivable                10.747         2.897       23.999        5.460
Other                                       584         3.979        3.830        5.045
                                     -----------  ------------ ------------  -----------

                                      1.329.065     1.314.297    1.791.130    1.469.156
                                     -----------  ------------ ------------  -----------
Realizable long term
Progresses to suppliers                  53.470        35.656       53.470       35.656
Controlled companies                        692        24.604
Tax credits                             167.869       221.197      180.875      221.320
Judicial deposits                        37.412        35.949       37.535       36.423
Other                                    19.667         1.665       28.186        1.846
                                     -----------  ------------ ------------  -----------

                                        279.110       319.071      300.066      295.245
                                     -----------  ------------ ------------  -----------
Permanent assets
  Investments                         1.369.619       782.321       13.312       15.031

  Property, plant and equipment       3.451.926     2.944.080    3.734.118    3.259.347
  Deferred charges                       14.762        19.694       94.273      100.909
                                     -----------  ------------ ------------  -----------

                                      4.836.307     3.746.095    3.841.703    3.375.287
                                     -----------  ------------ ------------  -----------

                                      6.444.482     5.379.463    5.932.899    5.139.688
                                     ===========  ============ ============  ===========


                                              Parent Company                 Consolidated
                                   --------------------------   --------------------------
Passive and equity                         2002         2001           2002          2001
                                   -------------  -----------   ------------  ------------
Current liabilities
  Suppliers                             135.763      119.072        166.717       135.395
  Loans and financings                1.132.863      512.245        676.028       735.196
  Interest on loans                      29.999       45.955         16.922        35.254
  Advances from subsidiaries,
         including interest             108.446      223.278
  Dividends                             248.347      180.746        248.347       180.763
  Income tax and
         social contribution              3.263       68.372          3.806        68.562
  Other                                  28.501       26.339         34.427        28.729
                                   -------------  -----------   ------------  ------------

                                      1.687.182    1.176.007      1.146.247     1.183.899
                                   -------------  -----------   ------------  ------------
Long-term liabilities
  Loans and financings                1.055.010    1.337.184      2.278.987     1.337.599
  Advances from subsidiaries          1.130.656      232.040
  Provision for litigation and
         contingencies                  230.800      163.341        231.856       163.965
  Other                                  80.462       15.761         80.492        15.784
                                   -------------  -----------   ------------  ------------

                                      2.496.928    1.748.326      2.591.335     1.517.348
                                   -------------  -----------   ------------  ------------

Minority interest                                                       669           638
                                                                ------------  ------------

Stockholders' equity

  Share capital                       1.854.507    1.854.507      1.854.507     1.854.507
  Revenue reserves                      414.007      684.764        414.007       684.764
  Accumulated losses                                                (65.724)      (17.327)
  Treasury stock                         (8.142)     (84.141)        (8.142)      (84.141)
                                   -------------  -----------   ------------  ------------

                                      2.260.372    2.455.130      2.194.648     2.437.803
                                   -------------  -----------   ------------  ------------

                                      6.444.482    5.379.463      5.932.899     5.139.688
                                   =============  ===========   ============  ============

The accompanying notes are an integral part of these consolidated financial statements

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Statements of Income
Years ended December 31
In thousands of Reais

                                                                          Parent Company                  Consolidated
                                                           ------------------------------  ----------------------------
                                                                    2002            2001           2002           2001
                                                           --------------  --------------  -------------  -------------
Operating revenues
  Export                                                       1.656.169       1.144.056      2.132.810      1.370.929
  Domestic                                                        38.688          44.409         50.314         54.336
                                                           --------------  --------------  -------------  -------------

                                                               1.694.857       1.188.465      2.183.124      1.425.265
Sales taxes and other deductions                                  (7.480)         (7.872)      (149.482)       (74.279)
                                                           --------------  --------------  -------------  -------------

Net operating revenues                                         1.687.377       1.180.593      2.033.642      1.350.986

Cost of products sold                                         (1.065.763)       (769.224)    (1.060.586)      (798.745)
                                                           --------------  --------------  -------------  -------------

Gross profit                                                     621.614         411.369        973.056        552.241
                                                           --------------  --------------  -------------  -------------

Operating expenses (income)
  Selling                                                         25.357          19.716         95.963         54.059
  Administrative                                                  49.737          34.674         59.560         41.546
  Directors' fees                                                 11.285           9.055         11.388          9.193
  Financial
    Expenses                                                   1.277.777         431.292      1.095.440        409.934
    Income                                                      (338.841)       (261.469)      (410.048)      (313.564)
Equity in earnings of subsidiary companies                      (596.584)       (156.039)
Provision for losses in tax credits                              170.536          24.953        170.536         24.953
Other, net                                                        15.037          10.711         26.859         10.820
                                                           --------------  --------------  -------------  -------------

                                                                 614.304         112.893      1.049.698        236.941
                                                           --------------  --------------  -------------  -------------

Operating income                                                   7.310         298.476        (76.642)       315.300
                                                           --------------  --------------  -------------  -------------

Non-operating income                                              (5.803)        (16.248)        (5.502)       (16.248)
                                                           --------------  --------------  -------------  -------------

Income before income tax, social contribution
  And minority interest                                            1.507         282.228        (82.144)       299.052

Income tax and social contribution                                59.009         (82.788)        94.276        (88.447)
                                                           --------------  --------------  -------------  -------------

Income before minority interest                                   60.516         199.440         12.132        210.605
                                                           --------------  --------------  -------------  -------------

Minority interest                                                                                   (22)           (31)
                                                                                           -------------  -------------

Consolidated net income for the year                                                             12.110        210.574

Net effect of realized earnings from
subsidiaries                                                                                     48.406        (11.134)
                                                           --------------  --------------  -------------  -------------

Net income for the year - parent company                          60.516         199.440         60.516        199.440
                                                           ==============  ==============  =============  =============

Net income per thousand shares - R$                                58,71          193,24
                                                           ==============  ==============

The accompanying notes are an integral part of these consolidated financial statements

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Statements of Changes in Stockholders' Equity
In thousands of Reais
--------------------------------------------------------------------------------

                                                                   Revenue reserves
                                                      -----------------------------

                                              Share                             For        Retained     Treasury
                                            Capital         Legal       investments        earnings       stocks          Total
                                      --------------  ------------  ----------------  --------------  -----------  -------------

At January 1, 2001                        1.854.507       112.974           552.350                      (84.141)     2.435.690

Net income for the year                                                                     199.440                     199.440
Increase in reserves                                        9.972             9.468         (19.440)
Proposed dividends (Note 14(b))                                                            (180.000)                   (180.000)
                                      --------------  ------------  ----------------  --------------  -----------  -------------

On December 31, 2001                      1.854.507       122.946           561.818                      (84.141)     2.455.130
                                      --------------  ------------  ----------------  --------------  -----------  -------------

Cancellation of stock                                                       (83.942)                      83.942
Purchase of stock                                                                                         (7.943)        (7.943)
Net income for the year                                                                      60.516                      60.516
Transfer to reserves                                        3.026                            (3.026)
Proposed dividends (Note 14(b))                                            (189.841)        (57.490)                   (247.331)
                                      --------------  ------------  ----------------  --------------  -----------  -------------

On December 31, 2002                      1.854.507       125.972           288.035                       (8.142)     2.260.372
                                      ==============  ============  ================  ==============  ===========  =============

The accompanying notes are an integral part of these consolidated financial statements

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Statement of changes in financial position
In thousands of Reais
--------------------------------------------------------------------------------

                                                                            Parent Company                  Consolidated
                                                                  -------------------------   ---------------------------

                                                                        2002          2001           2002           2001
                                                                  -----------   -----------   ------------   ------------
Financial resources were provided by
  Operations
  Net income for the year                                             60.516       199.440         12.110        210.574
Expenses (income) not affecting working capital
   Depreciation, amortization and depletion                          247.755       214.360        267.587        217.451
   Equity in earnings of subsidiary companies                       (596.584)     (156.039)
   Income tax and social contribution
                                                                       4.182           414         (8.648)           491
Provision for contingencies, net                                      69.189        46.326         69.622         46.895
   Interest and monetary and foreign exchange variation
         on non-current assets and long-term liabilities, net        789.637       105.522        685.047         73.553
Provision for loss in tax credits                                    170.536        24.953        170.536         24.953
Realization of goodwill                                                4.570                        4.570
Net book value of permanent assets written off                         5.128        17.603          5.129         17.603
                                                                  -----------   -----------   ------------   ------------

                                                                     754.929       452.579      1.205.953        591.520
Third parties
Long-term financings                                                 898.352     1.040.558        928.056      1.062.139
Investment reduction in subsidiary                                                 197.283
Transfer of permanent and realizable assets
Transfer of permanent and non-current assets to current assets        49.525        24.559        (29.640)         4.003
Other                                                                 88.051        21.734         81.003         21.449
                                                                  -----------   -----------   ------------   ------------

                                                                   1.035.928     1.284.134        979.419      1.087.591
                                                                  -----------   -----------   ------------   ------------

Total funds provided                                               1.790.857     1.736.713      2.185.372      1.679.111
                                                                  -----------   -----------   ------------   ------------

Financial resources were used for
Non-current assets
Transfers from current assets - tax credits                           57.276       113.888         57.353        113.938
Judicial deposits                                                      2.350         1.796          2.354          1.806
Permanent assets
   Investments                                                        44.736        33.801                        13.000
   Property, plant and equipment                                     706.421       963.936        737.734        995.776
   Deferred charges                                                                                 5.766          6.582
Acquisition of treasury stock                                          7.943                        7.943
Dividends                                                            247.331       180.000        247.322        180.009
Transfer of long-term financings to current liabilities            1.099.245       453.656        690.063        417.350
Other                                                                121.962        65.711         77.211         44.562
                                                                  -----------   -----------   ------------   ------------

Total funds used                                                   2.287.264     1.812.788      1.825.746      1.773.023
                                                                  -----------   -----------   ------------   ------------

Increase (decrease) in working capital                              (496.407)      (76.075)       359.626        (93.912)
                                                                  ===========   ===========   ============   ============

The accompanying notes are an integral part of these consolidated financial statements

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Statement of changes in financial position
In thousands of Reais
--------------------------------------------------------------------------------

                                                                            Parent Company                  Consolidated
                                                                  -------------------------   ---------------------------

                                                                        2002          2001           2002           2001
                                                                  -----------   -----------   ------------   ------------
Changes in working capital
  Current assets
   At the end of the year                                          1.329.065     1.314.297      1.791.130      1.469.156
   At the beginning of the year                                    1.314.297       953.520      1.469.156      1.157.918
                                                                  -----------   -----------   ------------   ------------

                                                                      14.768       360.777        321.974        311.238
                                                                  -----------   -----------   ------------   ------------

  Current liabilities
  At the end of the year                                           1.687.182     1.176.007      1.146.247      1.183.899
   At the beginning of the year                                    1.176.007       739.155      1.183.899        778.749
                                                                  -----------   -----------   ------------   ------------

                                                                     511.175       436.852        (37.652)       405.150
                                                                  -----------   -----------   ------------   ------------

Increase (decrease) in working capital                              (496.407)      (76.075)       359.626        (93.912)
                                                                  ===========   ===========   ============   ============

The accompanying notes are an integral part of these consolidated financial statements

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------
1    Operations

     The Company, based in Aracruz, in the state of Espirito Santo, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 1,940 thousand tons per annum.

     The Company's operations are integrated with those of its subsidiaries, which operate in: (i) distribution of products on the international market (Aracruz Trading S.A., Aracruz Trading Ltd., Aracruz Celulose (USA), Inc.And Aracruz B.V.), (ii) port services (Portocel - Specialized Terminal of Barra of the Riacho S.A.) and (iii) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A., Earth Glides Agricultural Ltda and Alcoprado Empreendimentos e Participacoes Ltda) and (iv) supply of wood for pulp production through its investment in affiliated company (Veracel Celulose S.A.).

     On February 24, 1997, Aracruz Produtos de Madeira S.A. was incorporated as a wholly-owned subsidiary of Aracruz Celulose S.A., with the objective of manufacturing solid wood products, and began its operations in August 1999.

     In this context, the Company acquired the company Terra Plana Agropecuaria and Alcoprado Empreendimentos Ltda (incorporated in December 2002), whose assets are comprised of 26 thousand hectares of lands appropriate for planting eucalyptus trees.

     In 2000, Aracruz Celulose S.A. signed an agreement with Stora Enso and Odebrecht to acquire a 45% interest in Veracel Celulose S.A. The final agreement includes a purchase contract for Aracruz Celulose S.A., to purchase up to 3,85 million cubic meters of wood from Veracel Celulose S.A. during the period from 2002 to 2004. The decision on the implementation of the industrial project of the company is planned for the end of 2002, depending on the conditions of the international pulp market, with initial production beginning 3 years later. The plan to plant Veracel Celulose S.A.'s eucalyptus forests in the State of Bahia will continue and be expanded.

     The total accumulated investment in the Fiberline C project (mill, land, forest and other infrastructure) as of December 31th was R$ 1,536 million. The new unit became operational in May, 2002 and reached the full capacity in November of 2002.

     In order meet the expected increase in production arising from the Company's expansion project, the Board of Directors approved the construction of a port facility in Caravelas, Bahia, and the expansion of the Company's port facility in Barra do Riacho, Espirito Santo for a total expected cost of approximately US$ 20 million. The project also contemplates the expansion of the Portocel Barra do Riacho Specialized Terminal, located in Barra do Riacho,ES.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------
     In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and is subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests in the amounth of R$ 193,3 million, net of the assignment to the buyers of the rights of a preexisting wood supply agreement of R$ 49,5 million, with a combined net price of R$ 143,8 million. The net purchase price will be paid in 12 quarterly installments and the Company recorded is share in the agreement (50%) as a liability (land and forests) and as an asset (supply agreement). Aracrus and Bahia Sul each will separately control its share of the assets.


2    Significant accounting principles

     The financial statements have been prepared in accordance with the requirements of Brazilian Corporate Law which, in accordance with Law No. 9.249/95, no longer requires recognition of the effects of inflation on the financial statements.

     a)   Income statement items are recorded based on the accrual method.

     b) Inventories are stated at the lower of market value (net realizable value) or replacement cost and the average cost of production or acquisition.

     c) Short and long-term assets are stated at their realizable values including, when applicable, interest earned.

     d) Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: i) valuation of investments in affiliated company accounted for by the equity method, based on financial information as of December 31, 2002; ii) depreciation on straight-line basis over the related assets' estimated useful lives (see Note 10); iii) timber depletion computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; such costs are deferred and included in the cost of future harvests.

     e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------
     f) The consolidated financial statements include the financial statements of Aracruz Celulose S.A. and its subsidiaries - Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Aracruz Empreendimentos S/C Ltda (incorporated in May
          2000), Terra Plana Agropecuaria Ltda. and a 45% interest Veracel Celulose S.A.

          The consolidation procedures for the balance sheet and the statements of income and of changes in financial position reflect the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments, (ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, and
          (iii) the effects of significant transactions between these companies.

          In accordance with CVM Instruction CVM 247/96, the company proportionally consolidated its interest in Veracel Celulose S.A. because control of the Veracel Celulose S.A. is shared in accordance with the shareholder agreement.

     g) In order to improve the information provided to the market, the Company is presenting, as additional information, the statement of cash flows, which was prepared in accordance with NPC-20, considering the operations that have influence in cash and cash equivalents of the Company, except those securities with maturities over 90 days. This statement is divided among operating, investing and financing activities, and it is being presented in the final part of this report.


          The Statement of Value Added prepared by the Company presents the result of the operations of the generation point of view and distribution of wealth, where the four main beneficiaries of the wealth generated by the activities of the Company are: the employees, the government, the capital of third and the own capital.


3    Marketable securities

     On December 31, 2002 represent mainly of Certificates of Deposit denominated in US dollars and placed with major financial institutions abroad, through its subsidiary Aracruz Trading S.A.

4    Debt securities

     Represent Certificates of Bank Deposit with major financial institutions indexed to the " CDI ", with maturities from October 2003 to December 2005.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------
5    Trade accounts receivable

                                                                          Parent company                  Consolidated
                                                            -----------------------------   --------------------------

                                                                    2002            2001           2002          2001
                                                            -------------  --------------   ------------  ------------
Domestic sales                                                    15.210           7.939         15.210         7.939

Export sales
         Subsidiaries                                            242.444         358.410
         Others                                                                    1.989        437.516       195.010
         Advances on export contracts                            (26.500)       (174.976)
                                                            -------------  --------------   ------------  ------------

                                                                 231.154         193.362        452.726       202.949
                                                            =============  ==============   ============  ============

6    Inventories

                                                                            Parent company                  Consolidated
                                                                 --------------------------   ---------------------------

                                                                         2002         2001           2002           2001
                                                                 -------------  -----------   ------------   ------------

Pulp - finished products
         At the plant                                                  17.348        4.486         17.348          4.486
         Other locations                                                                           85.396         51.700
Pulp - work in process                                                  2.963        1.831          2.963          1.831
Wood                                                                                               11.537         14.369
Raw material                                                           31.025       16.844         36.022         17.145
Maintenance supplies                                                   54.567       38.950         56.713         40.743
Provision for obsolescence / market value adjustment
                                                                       (1.376)      (1.376)        (7.426)        (3.794)
Others                                                                    213          213            388          3.192
                                                                 -------------  -----------   ------------   ------------

                                                                      104.740       60.948        202.941        129.672
                                                                 =============  ===========   ============   ============

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------

7    Related parties

     Transactions with related parties are at values, terms and financial charges contracted at market conditions and can be shown as follows:

(a)  Subsidiaries


                                                                                                                     Parent company
------------------------   --------------------------------------------------------------------------------------------------------

                                                                                                                 2002         2001
------------------------   -------------------------------------------------------------------------------------------  -----------
                                                                              Portocel -
                                             Aracruz                            Terminal        Aracruz
                               Aracruz      Celulose            Mucuri      Specializado   Produtos  de
                               Trading      (U.S.A),     Agroflorestal      de Barra  do        Madeira
                                  S.A.          Inc.              S.A.       Riacho S.A.           S.A.         Total        Total
------------------------   ------------   -----------   ---------------  ----------------  -------------   -----------  -----------
Current assets  (1)            242.444                                                 3             33       242.480      358.496
Long-term assets                                                   655                33              4           692       24.604
Current liabilities            657.256                                               535                      657.791      235.635
Long-term liabilities        1.130.656                                                                      1.130.656      580.100
Sales revenue (2)            1.631.962        24.023                                                353     1.656.338    1.139.705
Monetary and Exchange
     Variance, net             563.218        (2.413)                                                         560.805      114.092

(1) Recognized in the balance sheet at the net values of the exchange advances delivered ("ACE"): Aracruz Trading - R$ 26,500 (2001 - R$ 174,976).

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------

(b)  Stockholders and affiliated companies

                                                                                                            Consolidated
                                 ----------------------------------------------------------------------------------------

                                                                                  Affiliated
                                                            Shareholders           companies
                                 ----------------------------------------   -----------------

                                           BNDES. Banco
                                            Nacional de
                                        Desenvolvimento                                James                       Total
                                     Economico e Social             Bank               River   --------------------------
                                                              Safra S.A.         Corporation          2002          2001
                                 -----------------------  ---------------   -----------------  ------------   -----------
Current assets                                                         1               9.826         9.827         8.177
Current liabilities                             151.955                                            151.955       114.915
Long-term liabilities                           809.313                                            809.313       587.511
Revenues                                                                              91.111        91.111        44.409
Financial expenses
(incomes),net                                   187.642                               (5.317)      182.325        48.366

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------

8    Recoverable Taxes

(a)  Tax credits

                                                                           Parent company                 Consolidated
                                                              ----------------------------  ---------------------------

                                                                      2002           2001          2002           2001
                                                              -------------   ------------  ------------   ------------
Deferred income tax and
social contribution
Tax loss carryforwards                                                             17.950         9.650         17.987
Temporary differences - non-deductible
     provisions                                                      3.568        (14.088)        3.568        (14.088)
Income tax and social contribution
     on non-realizable income                                                                    30.575          8.056
Negative basis for social contribution on
     earnings                                                        4.784          8.672         8.011          8.681
Social contribution on earnings - estimate                                                                           6

Income tax to be recovered or offset
Income tax  from the restatement
     difference between the IPC and
     BTNF indexes - article 3 of                                    42.116         39.136        42.116         39.136
     Law N(0) 8.200/91
Withholding income tax on securities                               183.344        170.201       184.934        171.089
Income tax on securities - not withheld                                373                          405

Value-added tax on sales and
      services - ICMS  (i)                                         195.489        120.970       198.713        123.266
Provision for loss in tax credits                                 (195.489)       (24.953)     (195.489)       (24.953)
Others                                                              21.910          9.442        22.113          9.503
                                                              -------------   ------------  ------------   ------------

                                                                   256.095        327.330       304.596        338.683
                                                              =============   ============  ============   ============

Short-term                                                          88.226        106.133       123.721        117.363
                                                              =============   ============  ============   ============

Long-term                                                          167.869        221.197       180.875        221.320
                                                              =============   ============  ============   ============


(i) Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempted from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the Espirito Santo State. However, in the view of the financial difficulties of the state, the Company does not foresee a short-term solution to the utilization of the credits. Based on these facts, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits, as well as to make similar provisions related to any future credit to be accumulated. In September of 2002, the Company petitioned lawsuit against Espirito Saint State, to

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------

     have guaranteed the right of circulating the accumulated credits of current ICMS of acquisitions of goods used in the pulp production. The lawsuit totals in approximately R$ 138 million.

(b) Income tax and social contribution in the statement of operations result from:

                                                                   Parent Company                         Consolidated
                                                             ----------------------------   ---------------------------

                                                                      2002          2001           2002           2001
                                                             --------------  ------------   ------------  -------------
Net income (loss) before income
     tax, social contribution  and
     minority interest                                               1.507       282.228        (82.144)       299.052
                                                             ==============  ============   ============  =============
Income tax and social contribution
         at enacted rates of  34%                                     (512)      (95.958)        27.929       (101.678)
Adjustments to derive effective
     tax rate
Equity in results of subsidiaries -
         non-taxable (i)                                            69.563        21.514         69.563         21.514
Depreciation, amortization, depletion and
         disposals - Art. 2. Law 8200/91                            (5.676)       (7.522)        (5.676)        (7.522)
Contributions and donations                                         (2.259)         (462)        (2.259)          (462)
Other permanent differences                                         (2.107)         (360)         6.315           (666)
Unrealized income                                                                                (1.596)           367
                                                             --------------  ------------   ------------  -------------

Income tax and social contribution                                  59.009       (82.788)        94.276        (88.447)
                                                             ==============  ============   ============  =============

Income tax and social contribution
      Current                                                       63.191       (82.374)        63.108        (82.777)
      Deferred                                                      (4.182)         (414)        31.168         (5.670)

(i) During 2001, certain changes were introduced in the Brazilian tax legislation including earnings from foreign subsidiaries in the determination of taxable income in Brazil. As a result, the Company recorded in 2002 a provision of R$ 133,200 million (2001 - R$ 31,500 million) relating to income taxes on its foreign subsidiaries taxable income for the year, which was fully offset with tax loss carryforwards .

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------
9    Investments - Parent company

                                                                                                                      2002      2001
                       --------------------------------------------------------------------------------------------------- ---------
                                                           Portocel.
                                                            Terminal   Aracruz                Terra
                                     Aracruz     Mucuri   Especiali-  Produtos                Plano  Alcoprado
                          Aracruz  Cellulose      Agro-         zado        de    Veracel    Agrope  Empreen -
                          Trading   (U.S.A),  florestal   de Barrado   madeira  Cellulose    cuaria   dimentos
                             S.A.       Inc.       S.A.   Riacho S.A.      S.A.  S.A. (I)  Ltd.(ii)  Ltd. (iii)      Total     Total
                       ----------- ---------- ---------- ------------ --------- --------- --------- ----------- ---------- ---------
In subsidiaries
Interest in voting
  capital - %                 100        100        100           51       100        45       100         100
                       =========== ========== ========== ============ ========= ========= ========= ===========
At December 31
  Subscribed and
    paid-up               581.042        707     71.130        1.248   124.450   273.571
  Capital               1.100.243     14.746     69.004        1.364    65.176   214.933
  Net income (loss)
    for the year          391.158        829                      43   (17.229)  (58.638)
                       =========== ========== ========== ============ ========= ========= ========= ===========
Investment movement
At the beginning of
  the year                465.673      9.140     69.004          673    37.669   123.107     2.826         813    708.905   728.536
Capital paid-up                                                         44.736                                     44.736    20.800
Acquisition of
  investment                                                                                                                    813
Incorporation of
  subsidiary                                                                                (2.826)       (813)    (3.639)
Reduction of capital
   in subsidiary                                                                                                           (197.283)
Equity in the results
  of subsidiaries         634.570      5.606                      24   (17.229)  (26.387)                         596.584   156.039
                       ----------- ---------- ---------- ------------ --------- --------- --------- ----------- ---------- --------
                        1.100.243     14.746     69.004          697    65.176    96.720                        1.346.586   708.905
Acquisition of
  investment goodwill                                                             27.333    33.550      12.187     73.070    73.070
Realization of
  goodwill/Transfer
  to property, plant
  and equipment                                                                   (4.570)  (33.550)    (12.187)   (50.307)
                       ----------- ---------- ---------- ------------ --------- --------- --------- ----------- ---------- --------
                        1.100.243     14.746     69.004          697    65.176   119.483                        1.369.349   781.975
                       =========== ========== ========== ============ ========= ========= ========= =========== ========== ========
    Other investments,
     derived
     ubstantially from
     fiscal  incentives                                                                                               270       346
Total                                                                                                           1.369.619   782.321
                                                                                                                =========  ========

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------

     (i) The goodwill paid in the acquisition of the investment in Veracel Celulose S.A., in the amount of R$ 27,333, is based on the fundamental economic and market value of the assets of the company., having been muffled R$ 4,570 until December of 2002. The amortization criteria of the portion of the goodwill based in the market value of the assets will be in agreement with the realization of them, while the portion of the goodwill calculated using the future profitability, will be for the use of the areas of eucalyptus plantations, being in this case, appropriate to the cost of formation of the forest and recognized in the income of the year by the harvest of the eucalyptus.

     (ii) The goodwill paid in the acquisition of the company Terra Plana Agropecuaria Ltda it is based on the market value of the lands that comprise the assets of the company, and the future profitability, in the amounts R$ 20,885 and R$ 12,665, respectively.

     (iii)The goodwill paid in the acquisition of the company Alcoprado Empreendimentos Ltda it is based on the market value of the lands that comprise the assets of the company, and the future profitability, in the amounts R$ 10,187 and R$ 2,0000, respectively, that on December 31, 2002, with the incorporation of the company, were transferred to Property, plant and equipment.

     (iv) The exchange earnings of the foreign investments were registered in Equity in results of subsidiaries.


10   Fixed assets

     In agreement with the Deliberation CVM no. 193 the Company is capitalizing the interest from loans related to the financing of the expansion project, incurred on 2002 in the amount of R$ 16,753 (2001 - R$ 9,789).

     On December 31, 2002, the Company had R$ 218,034 approximately, classified as Construction in progress, of the which R$ 122,589 related to the expansion project.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------
     Imobilizado

                                                                                                              2002           2001
                                                            -------------------------------------------------------  -------------
                                              Annual rate                            Accumulated
                                                of depre-                             depletion/
                                              ciation - %              Cost          depreciaion               Net            Net
                                             -------------  ----------------  ----------------------------------------------------
Parent Company
Land                                                                410.993                                410.993        284.234
Industrial and forestry equipment                 4 to 25         3.288.726             1.263.150        2.025.576      1.289.244
Buildings and improvements                       4 and 10           738.632               387.488          351.144        273.593
Forests                                               (*)           441.514                39.087          402.427        278.170
Data processing equipment                              20            68.611                46.937           21.674         23.167
Administrative and other facilities           4,10 and 20            60.765                38.687           22.078         15.232
Construction in progress                                            218.034                                218.034        780.440
                                                            ----------------  --------------------  ---------------  -------------
Total parent company                                              5.227.275             1.775.349        3.451.926      2.944.080
                                                            ----------------  --------------------  ---------------  -------------
Subsidiaries
Land                                                                122.846                                122.846        170.132
Industrial and forestry equipment                 4 to 20            42.554                 6.428           36.126         34.674
Forests                                               (*)            91.181                 8.182           82.999         77.745
Buildings and improvements                       4 and 10            35.073                 2.798           32.275         10.690
Equipment of data processing                           20             2.806                 1.160            1.646          1.785
Administrative and other facilities             10 and 20             4.891                 1.898            2.993          2.240
Construction in progress                                              3.307                                  3.307         18.001
                                                            ----------------  --------------------  ---------------  -------------
Total consolidated                                                5.529.933             1.795.815        3.734.118      3.259.347
                                                            ================  ====================  ===============  =============

(*) Depreciated in accordance with
  criteria described in Note 2(d).

Depreciation/ depletion expense in
  2002 and 2001 was allocated as follows:
                                                                                                              2002           2001
                                                                                                    ---------------  -------------
Industrial and forestry costs                                                                              238.775        203.029
Operating expenses                                                                                           4.048          2.241
                                                                                                    ---------------  -------------

Parent company                                                                                             242.823        205.270
Industrial and forestry costs                                                                               11.875          1.780
Operating expenses                                                                                             487            341
                                                                                                    ---------------  -------------
Consolidated                                                                                               255.185        207.391
                                                                                                    ===============  =============

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------

11   Deferred

                                                                   Amortization
                                                                        (years)
                                                                                                  2002             2001
                                                            --------------------  ---------------------  ---------------
Parent company
Pre-operating  expenses                                                      10                 64.555           64.555
Administrative expenses and product development                         3 to 10                 11.244           11.244
Improvements to forestry properties                                          10                  1.330            1.330
                                                                                  ---------------------  ---------------

                                                                                                77.129           77.129
Accumulated amortization                                                                       (62.367)         (57.435)
                                                                                  ---------------------  ---------------

Total parent company                                                                            14.762           19.694
                                                                                  ---------------------  ---------------

Subsidiaries and investment in affiliated company

Forests                                                                                         81.747           74.108
Industrial                                                                   10                  6.655            9.484
Others                                                                                           1.109              153
                                                                                  ---------------------  ---------------

                                                                                                89.511           83.745
Accumulated amortization                                                                       (10.000)          (2.530)
                                                                                  ---------------------  ---------------
                                                                                                79.511           81.215
                                                                                  ---------------------  ---------------

Total consolidated                                                                              94.273          100.909
                                                                                  =====================  ===============

Amortization in 2002 and 2001 was allocated as follows:

                                                                                                  2002             2001
                                                                                  ---------------------  ---------------

Industrial and forestry costs                                                                    3.034            6.148
Operating expenses                                                                               1.898            2.942
                                                                                  ---------------------  ---------------

Parent company                                                                                   4.932            9.090
                                                                                  ---------------------  ---------------

Industrial costs                                                                                 7.470              969
Operating expenses of subsidiaries                                                                                    1
                                                                                  ---------------------  ---------------

Consolidated                                                                                    12.402           10.060
                                                                                  =====================  ===============

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------
12   Loans and financing

                                                                                  Parent Company                  Consolidated
                                                                    ----------------------------   ----------------------------
                                                      Annual rate
                                                  of interest (%)            2002           2001           2002           2001
                                                ------------------  --------------  -------------  -------------  -------------
Local currency
    Loans indexed to TJLP                             7,0 to 11,5         676.438        436.759        737.742        508.211
    Loans indexed to "basket of currencies"        11,67 to 11,97         260.462        112.631        260.462        118.750
    Loans indexed to "others currencies"                     8,75          11.769                        11.769

Foreign currency (US dollars)
Loans linked to securitization of
  export receivables                                5,98 and 7,98                                       887.583         30.679
Euronotes/Eurobonds                                   9 and 10,37         548.810        650.902                       290.485
Advances on export contract / Prepayment              2,4 to 6,71         641.381        536.840        641.381        536.840
Exchange advances delivered (ACE's)                   2,00 to 5,8                                        26.500        174.976
Other loans / financings                             1,52 to 7,08          79.012        158.252        406.500        448.108
                                                                    --------------  -------------  -------------  -------------

                                                                        2.217.872      1.895.384      2.971.937      2.108.049
                                                                    --------------  -------------  -------------  -------------

Current portion (including accrued interest)                           (1.162.862)      (558.200)      (692.950)      (770.450)
                                                                    --------------  -------------  -------------  -------------

Long-term maturities                                                    1.055.010      1.337.184      2.278.987      1.337.599
                                                                    ==============  =============  =============  =============

2003                                                                                     739.210                       420.822
2004                                                                      421.278        260.714        819.467        515.148
2005                                                                      150.491         80.379        340.160         96.605
2006                                                                      147.169         77.874        340.032         93.360
2007 to 2011                                                              336.072        179.007        779.328        211.664
                                                                    --------------  -------------  -------------  -------------

                                                                        1.055.010      1.337.184      2.278.987      1.337.599
                                                                   ==============  =============  =============  =============

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Supplementary Information
at December 31, 2002 and 2001
In thousands of Reais
--------------------------------------------------------------------------------

In January 1994, the Company issued US$ 120 million unsecured 10.37% Euronotes in the international financial markets, maturing in 2002.

At December 31, 2002, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$ 925,912 (2001 - R$ 620,033), mainly with its stockholder BNDES - National Bank for Economic and Social Development, subject to annual interest rates ranging from 2.9% and 11.97% to be amortized in the period from 2003 to 2009.

The loans with BNDES have mortgages, at various degrees, for the plant, the lands and the forests and with statutory lien for the machines and equipments, which were borrowed.

In February and Juner 2001, the Company obtained bank financing against export receivables in the amount of US$ 180 million, with annual interest rates ranging from 2.93% to 3.24%. These loans will be repaid until April 2004.

During September 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 and annual interest rates ranging from 2.91% to 2.92%, secured against future export sales receivables. In December 2002, Aracruz Trading S.A. pre-payed the amount of U.S.$ 37.5 million

In 1995, Aracruz Trading S.A. made private placements on the international market of trust certificates in credits linked to an Export Receivables Securitization Program, guaranteed by Aracruz Celulose S.A., in the total value of US$ 200 million. In August 1995, Aracruz Trading S.A. used the resources originating from of this program to acquire the full amount of an issue of US$ 150 million in unsecured notes, with interest of 9% p.a. and maturity in August 2003, issued by its parent company Aracruz Celulose S.A, accordingly these amounts have been offset against each other in the consolidated financial statements. On December 31, 2001 the remaining balance was of US$ 13,2 million, with rates of 7,98% a.a. and due date of the last installment in June of 2002. The operation was settled in advance in March of 2002 as requested by the new Program of Securitizacao of Receivable in February of 2002.

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Notes. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivable. Each month such collections in excess of contractual funding requirements are transferred to the Company. The financing bears fixed annual interest of 5.98% and will be repaid in 60 monthly installments beginning March 1, 2004, with monthly interest payments which began in May 1, 2002. The net proceeds were transferred to Aracruz Celulose S.A. as advances for future purchases of pulp.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------

     In July 2002, the Company assumed the total debt with BNDES of its subsidiary, Aracruz Produtos de Madeira S.A. At December, 31, 2002, the debt amounts to R$ 27,912, to be repaid until 2006, with annual interest rates ranging from 9.00% to 11.67%.

     At December 31, 2002, Aracruz Celulose S.A. holds in treasury 180.000 debentures, with a unit value of R$ 1,804.88 (2001 - R$ 1,655.08), issued in 1982 and 1990 and repurchased in 1992.


13   Financial Instruments
     (CVM Instruction N(0) 235/95)


(a)  Risk management

     The Company operates internationally and is exposed to market risks from changes in foreign exchange rates and interest rates.

     The exposure of the company to liabilities in US dollar does not represent risk of the economical and financial point of view, the future obligations of payments in local currency of the liabilities harnessed to the exchange are compensated by the operational income, once almost the totality of the sales is exported.

     Also derivative financial instruments are used by the management of the Company to mitigate the exchange risks and of interest.

(b)  Market value

     The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------

     The estimated market values of the Company's financial instruments at December 31, 2002 can be summarized as follows:


                                                                   Parent Company                          Consolidated
                                               -----------------------------------  ------------------------------------

                                                     Accounting            Market         Accounting             Market
                                               -----------------  ----------------  -----------------  -----------------
Assets
Cash and cash equivalents                                   551               551             29.292             29.292
Marketable securities                                    13.482            13.482             73.045             73.045
Debt securities                                         877.867           877.867            877.867            877.867

Liabilities
Short and long-term financing
  (interests included) (*)                            2.244.372         2.244.372          2.971.937          2.981.590

     (*) The parent Company's figures include Export Contract Advances in the amount of R$ 26,500, which reduce the "Accounts receivable - Pulp" balance.

     Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.


(c)  Financial derivatives

     The position of derivative financial on December 31, 2002 it is represented by 5.560 contracts of DI future (BM&F) with value notional liquid of R$ 524 million (US$ 148 million), 2.570 contracts of future dollar (BM&F) with value notional liquid of R$ 452 million (US$ 128 million), 330 contracts of exchange coupon (BM&F) with value notional liquid of R$ 56 million (US$ 16 million), contracts of " Non Deliverable Forward " of Real for North American dollars with banks of first line and value notional liquid of R$ 106 million (US$ 30 million), all with expiration in April of 2003 and contracts of " interest rate swap " (TJLP " versus a percentage of " CDI ") with notional value of R$ 298 million (US$ 84 million) with expiration in June of 2003.


14   Stockholders' equity

(a)  Capital and reserves

     At December 31, 2002 and 2001, the Company had authorized capital of R$ 2,450,000 and subscribed and paid-up capital of R$ 1,854,507, represented by 1,032,554 (2001 - 1,077,920)

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------
     thousand registered shares, with no par value, comprising 455,391 thousand common shares, 40,326 (2001 - 40,930) thousand Class A preference shares and 536,837 (2001 - 581,599) thousand Class B preference shares. The Class A stock may be converted to Class B stock at any time.

     On December 31, 2002, the Company had 483 thousand ordinary shares, 1,374 thousand Class B preferred shares in treasury stock (2001 - 483 thousand ordinary shares, 35 thousand Class A preferred shares and 45.330 thousand Class B preferred shares).

     The market value of the ordinary shares and Class A and Class B preferred shares Aracruz Celulose S.A., based on the last share price prior to the closing date were R$ 4,60, R$ 4,35 e R$ 6,76per share, respectively.

     In accordance with the Company By-laws, preference shares do not have voting rights, but have priority on return of capital in the event of liquidation of the Company. Class A preference shares are assured of a minimum annual dividend proportionate to 6% of their share of capital. Class B preference shares are entitled to a dividend equivalent to that paid on the common shares, but without priority. However, in order to comply with Law 9.457 of May 5, 1997, management has proposed to pay Class B preference shareholders, as from 1997, a dividend 10% greater than that paid to the common shares.

(b)  Dividends

     The Company's By-laws assure stockholders a minimum annual dividend equivalent to 25% of the parent Company's net income, adjusted by any increases or decreases in the reserves, as defined by corporate legislation.

     Based on the net income for the year ended December 31, 2002, management proposes the payment of dividends amounting to R$ 247,331 thousand, equivalent to R$ 250.00 per lot of one-thousand Class A and B preferred shares and R$ 227.27 per lot of one-thousand common shares. The basis for calculation of the dividends is as follows:

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------

                                                                                             2002             2001
                                                                                    --------------  ---------------
Net income for the year - parent Company                                                   60.516          199.440
Constitution of legal reserve                                                              (3.026)          (9.972)
                                                                                    --------------  ---------------

Adjusted net income                                                                        57.490          189.468
                                                                                    ==============  ===============

Proposed dividends
Dividends due to Class A preferred shares (equivalent to
    R$ 250.00 (2001 - R$ 181.69)  per thousand shares)                                     10.081            7.348
Dividends due to Class B preferred shares (equivalent to
    R$ 250.00 (2001 - R$  181.69) per thousand shares)                                    133.864           97.515
Dividends due to common shares  (equivalent to
    R$ 227.27 (2001 - R$ 165.17per thousand shares)                                       103.386           75.137
                                                                                    --------------  ---------------

                                                                                          247.331          180.000
                                                                                    ==============  ===============

(c)  Treasury stocks

     At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. Approval was also given to keeping 483,114 ordinary shares in treasury with a view to maintaining the number of existing voting shares. The cancellation of shares did not result in a reduction of subscribed capital.

     It was approved, also, the maintenance in treasury of 483.114 common shares, aiming to maintain the amount of shares with right to I vote for.

     The cancellation of the shares do not implicate in reduction of the subscribed capital.

     In meeting accomplished on October 17, 2002, Council of Administration of Aracruz Celulose S.A., in the terms of what disposes the interruption XIV of the art. 16 of its Social Statute and the goods 1st and 8th of the Instruction CVM no. 10, 14.02.80, authorized the Management to negotiate with treasury stock of emission of the own Company to the limit of,
     15.990.473 common shares, 2.592.158 preferred shares class A and
     431.974.912 preferred - class B ". The Company has for objective its subsequent cancellation, without decrease of the social capital.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------
15   Employee post-retirement benefit plans

     The ARUS-Fundacao Aracruz de Seguridade Social is a closed entity of deprived precaution, that it acts under the form of a multisponsor fund, as civil society without profitable ends.

     In September of 1998, ARUS implanted new plan of benefits, Retirement ARUS'S Plan, that adopts the system of defined contribution for the retirement. The new plan replaced the previously existent plan.

     The contributions done by Aracruz Celulose S.A.and the other sponsors, equivalent to 4,66% of the payroll, which totaled in 2002 R$ 2,902 (2001 - R$ 2,302), consolidated R$ 3,027 (2001 - R$ 2,410). The contributions accomplished by the employees of Aracruz Celulose S.A. totaled, in 2002, R$ 2,166 (2001 - R$ 1,993), consolidated R$ 2,234 (2000 - R$ 2,049).


16   Insurance coverage

     In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

     At December 31, 2002, the Company's assets were insured against loss for a total amount of R$ 1,300,000 (2001 - R$ 1,900,000) (maximum indemnity per loss event).

17   Contingencies

     The Company's accounting records and operations are subject to assessment by tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

(a)  Labor claims

     The most significant labor claims are in respect of inflation indexes. The outcome of these proceedings has, generally, been favorable to the Company, since the superior labor court has not recognized the existence of acquired rights relating to these indexes.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------
     In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has partially agreed to the claims of the employees, as represented by their Union. The Company has appealed to the Superior Labor Court.

     At December 31, 2002, the Company maintained provisions in the approximate amounts of R$ 3,900 (unhealthy and dangerous work conditions) and R$ 10,300 (other suits), to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 9,400.

     The Company has partially agreed with a suit brought by certain industrial employees represented by their union, claiming additional compensation for alleged hazardous conditions at the mill. As a result, the Company paid R$ 15,450 million to the employees in January 2002. The excess provision of R$ 7,761 million was reversed to income.


(b)  National Institute of Social Security - INSS

     In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The company has filed a defense requesting the cancellation of these assessments.

     At December 31, 2002, the Company's judicial deposits amounted to approximately R$ 17,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.


(c)  Land demarcation

     The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Rulings from the Ministry of Justice Nos. 193, 194 and 195, all of March 6, 1998, which established the enlargement of their reserves by 2.571 hectares of land belonging to the Company, with the Company also committing to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, amounting to approximately R$ 13,5 million, restated monthly based on the variation of the IGPM or IPC, or their substitutes, the larger prevailing. The total of this financial assistance should be paid out over a period of 20 years, conditioned on the compliance to certain clauses and conditions which stipulate the following principal obligations to the Indian Communities.

     Should the Indigenous Communities default on their obligations, after being duly notified by MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement". In

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------
     acordance with terms, at December 31, 2002, the Company had donated approximately R$ 4,836 (during 2002 - R$ 1,460) to the Associations of the Indigenous Communities, in accordance with the "Terms of Conduct Agreement".


(d)  Pis / Cofins

     The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the majority of COFINS rate. A preliminary injunction was favorable to the Company on April 5, 1999. The total provision accounted for is of R$ 141,000(2001 - R$ 88,400), after considering the adjustment for the change in SELIC.

(e)  Income tax and social contribution related to the Plano Verao

     In December 1994, the Company petitioned the Tribunal Regional Federal da 2(a) regiao (the "Tribunal") to include in the determination of income tax and social contribution the IPC difference in January 1989 of 70.28%. The Tribunal subsequently accepted the use of 42.72%. Beginning in the third quarter of 2000 with the substantial utilization of the Company's net operating losses in Brazil, the Company began remitting income tax using the 42.72% deduction and has included a provision for contingencies of R$ 53,300

(f)  ICMS

     Upon conclusion of the ICMS inspection process carried out by the fiscal authorities of Espirito Santo State, the Company received tax assessments in the amount of R$ 68,3 million (Espirito Santo) and R$ 16,8 million (Bahia). Additionally, of the accumulated ICMS credit balance with Espirito Santo State amounting to R$ 85,9 million at May 31, 2001, R$ 63,7 million were approved. The remaining amount of R$ 22,2 million was considered undue.

     Legal opinions expressed by renowned law firms specializing in tax legislation favor a successful outcome of this dispute and the Company, therefore, considers that the tax assessment notices will be cancelled. The establishment of a provision for losses is unnecessary in view of the highly probable successful outcome of this dispute.


(g)  Other

     The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total amount of R$ 22,300. For those and other contingencies, the Company maintained judicial deposit approximately in the amount of R$ 11,000.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2002 and 2001
     In thousands of Reais
     (except where otherwise stated)
     ---------------------------------------------------------------------------

18 Reconciliation of Shareholders Equity and Results of Operations - Parent Company and Consolidated

                                                                                      2002                    2001
                                                                       --------------------    --------------------
Stockholders Equity
Shareholders Equity - Parent Company                                             2.260.372               2.455.130
Unrealized profits                                                                (108.619)                (31.936)
Unrealized shipping expense                                                         12.320                   6.553
Income tax over unrealized profits                                                  30.575                   8.056
                                                                       --------------------    --------------------
Shareholders Equity - Consolidated                                               2.194.648               2.437.803
                                                                       ====================    ====================
Results of period
Net income (loss) - Parent Company                                                  60.516                 199.440
Unrealized shipping expense                                                          5.759                   1.587
Realized (unrealized) profits                                                      (76.683)                 14.727
Income tax over (realized) unrealized profits                                       22.518                  (5.180)
                                                                       --------------------    --------------------
Net income (loss) - Consolidated                                                    12.110                 210.574
                                                                       ====================    ====================


19   Commitments

     In connection with the sale of the electrochemical plant (see Note 2), the Company and CanadianOxy Chemicals Holding Ltd. (CXY) entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which the Company is committed to acquire from the electrochemical plant purchased by CXY a volume of chemical products conservatively projected for the next 6 years. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract.



20   Parlimentary Inquiry Comission

     In March 2002, the Espirito Santo State legislative assembly created an investigating commission (Comissao Parlamentar de Inquerito) to investigate the activities of the Company. At the end of the legislative year, CPI was concluded by lapse of time, without issuing a report describing any irregularity concerning the licenses, properties or activities of the Company.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Supplementary Information
     at December 31, 2002 and 2001
     In thousands of Reais
     ---------------------------------------------------------------------------

1    Statement of cash flow

                                                                        Parent Company                     Consolidated
                                                       --------------------------------  -------------------------------

                                                                 2002             2001            2002             2001
                                                       --------------- ----------------  --------------  ---------------
Operating activities

Net income for the year                                        60.516          199.440          12.110          210.574
Adjustments to reconcile net income for the year
with cash flow provided by operating activities               247.755          214.360         267.587          217.451
Equity in the results of subsidiaries                        (596.584)        (156.039)
Income tax and social contribution                              4.182              414         (31.168)           5.670
Exchange and monetary variations                              843.466          208.669         740.866          245.671
Provision for contingencies, net                               69.189           46.326          69.622           46.895
Provision for losses in tax credits                           170.536           24.953         170.536           24.953
Realization of goodwill                                         4.570                            4.570
Residual value of property, plant and
   equipment disposed of                                        2.102           16.673           2.094           16.673

Decrease (increase) in assets
Debt securities                                               172.386         (112.702)        172.495         (112.702)
Accounts receivable                                           102.635         (116.031)       (189.264)         (50.535)
Inventories                                                   (43.792)          20.023         (73.269)          (1.705)
Taxes recoverable                                            (103.483)         (93.891)       (104.604)         (93.907)
Others                                                          2.325            8.930          (4.259)          13.784

Increase in liabilities
Suppliers                                                      69.517           73.903          79.503           76.153
Loans from related parties
     (includes interests)                                     360.271          254.989
Interests on loans and financings                             (15.956)          19.030         (19.339)          17.948
Social contribution                                           (65.109)          45.549         (65.291)          45.552
Provisions for litigation and contingency                      (1.730)         (17.678)         (1.731)         (17.677)
Other                                                           4.597            4.040           5.512            4.165
                                                       --------------- ----------------  --------------  ---------------

Cash provided by operating activities                       1.287.393          640.958       1.035.970          648.963
                                                       --------------- ----------------  --------------  ---------------

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Supplementary Information
     at December 31, 2002 and 2001
     In thousands of Reais
     ---------------------------------------------------------------------------

                                                                           Controlling                     Consolidated
                                                       --------------------------------  -------------------------------

                                                                 2002             2001            2002             2001
                                                       ---------------  ---------------  --------------  ---------------
Investing activities

Debt securities                                              (109.347)        (196.548)       (109.456)        (196.548)
Additions to permanent assets
Investments in subsidiaries                                   (44.736)         (33.801)                         (13.000)
Fixed assets                                                 (706.421)        (963.936)       (737.734)        (995.776)
Deferred charges                                                                                (5.766)          (6.582)
Effect on cash originating the
Reduction of capital in subsidiary                                             197.283
Proceeds received from sale of
  permanente assets                                             3.026              930           3.035              930
                                                       ---------------  ---------------  --------------  ---------------

Cash provided by (used in) investing activities              (857.478)        (996.072)       (849.921)      (1.210.976)
                                                       ---------------  ---------------  --------------  ---------------

Financing activities
Additions                                                   1.682.325        1.513.967       2.801.069        2.025.778
Repayments                                                 (1.911.811)      (1.021.459)     (2.757.454)      (1.311.950)
Treasury stock acquired                                        (7.943)                          (7.943)
Cash dividends                                               (179.730)        (136.666)       (179.730)        (136.666)
                                                       ---------------  ---------------  --------------  ---------------

Cash provided by (used in) financing activities
                                                             (417.159)         355.842        (144.058)         577.162

Increase in cash and cash equivalents                          12.756              728          41.991           15.149
                                                       ---------------  ---------------  --------------  ---------------

Cash and cash equivalents, beginning of year
                                                                1.277              549          60.346           45.197
                                                       ---------------  ---------------  --------------  ---------------

Cash and cash equivalents, end of year                         14.033            1.277         102.337           60.346
                                                       ===============  ===============  ==============  ===============

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Supplementary Information
     at December 31, 2002 and 2001
     In thousands of Reais
     ---------------------------------------------------------------------------
2    Statement of value added

                                                                        Parent Company                     Consolidated
                                                      ---------------------------------  -------------------------------
                                                                2002              2001            2002             2001
                                                      ---------------  ----------------  --------------  ---------------
Income                                                     1.688.764         1.171.677       2.088.963        1.342.975

Consumables acquired from third parties                     (835.089)         (543.538)       (940.120)        (599.287)
                                                      ---------------  ----------------  --------------  ---------------
Gross value added                                            853.675           628.139       1.148.843          743.688

Retentions
   Depreciation, amortization and depletion                 (247.755)         (214.360)       (267.587)        (217.451)

Net value added generated by the Company                     605.920           413.779         881.256          526.237
                                                      ---------------  ----------------  --------------  ---------------
Received in transfers                                        338.841           261.469         410.048          313.564

   Financial income - including monetary
     and exchange variations                                 596.584           156.039
                                                      ---------------  ----------------  --------------  ---------------
                                                             935.425           417.508         410.048          313.564
   Equity in results of subsidiary companies               1.541.345           831.287       1.291.304          839.801
                                                      ===============  ================  ==============  ===============

Available value for distribution

Distribution of value added                                  126.204           137.777          93.421          145.527

Government and community                                      12.397             5.308          12.425            5.309
                                                      ---------------  ----------------  --------------  ---------------
   Taxes and contributions                                   138.601           143.085         105.846          150.836
   Support, sponsorship and donations                        117.598            93.969         131.324          105.195


Interest on third parties' capital
   Financial expenses                                      1.241.383           404.581       1.058.777          382.985
   Capitalized interest                                      (16.753)           (9.789)        (16.753)          (9.789)
                                                      ---------------  ----------------  --------------  ---------------
                                                           1.224.630           394.792       1.042.024          373.196

Remuneration of the same capital                             247.331           180.000         247.331          180.000

Income withheld                                             (186.815)           19.441        (235.221)          30.574

Total distributed and withheld                             1.541.345           831.287       1.291.304          839.801
                                                      ===============  ================  ==============  ===============

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

01.01 -  IDENTIFICATION
------------------- ------------------------------------------------------ -------------------------------------------
 01 - CVM CODE      02  - NAME OF COMPANY                                     03 - TAXPAYER NO.
       00043-4      ARACRUZ CELULOSE S.A.                                     42.157.511/0001-61

----------------------------------------------------------------------------------------------------------------------
04 - NIRE   3200000
----------------------------------------------------------------------------------------------------------------------

01.02 - ADDRESS OF HEAD OFFICES
--------------------------------------------------------------------------------------------- ------------------------
01 - COMPLETE ADDRESS                                                                         02 - DISTRICT
Cam. Barra do Riacho, s/n - km 25                                                             Barra do Riacho
--------------------------------------------------------------------------------------------- ------------------------
03 - ZIP CODE (CEP)    04 - CITY                                                              05 - STATE
  29.197-000           Aracruz                                                                Espirito Santo
---------------------- ---------------------------------------------------------------------- ------------------------
06 -AREA CODE          07 - TELEPHONE    08 - TELEPHONE          09 - TELEPHONE               10 - TELEX
  027                   3270-2442        3270-2540
---------------------- ----------------- ----------------------- ---------------------------- ------------------------
11 - AREA CODE         12 - FAX          13 - FAX                14 - FAX
   027                 3270-2590
---------------------- ----------------- ----------------------- ---------------------------- ------------------------

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)
----------------------------------------------------------------------------------------------------------------------
01  - NAME
      Carlos Auguto Lira Aguiar
----------------------------------------------------------------------------------------------------------------------
02 - COMPLETE ADDRESS                                                           03 - DISTRICT
Rua Lauro Muller, 116 -  40 th Floor                                            Botafogo
------------------------------------------------------------------------------- --------------------------------------
04 - ZIP CODE (CEP)              05 - CITY                                                        06 - STATE
 22.290-160                     Rio de Janeiro                                                    Rio de Janeiro
---------------------------- ------------------------------------------------------------------ ----------------------
07 - AREA CODE               08 - TELEPHONE      09 -  TELEPHONE          10 -  TELEPHONE       11 -  TELEX
  021                        3820-8139           3820-8160                        -                      -
---------------------------- ------------------- ------------------------ --------------------- ----------------------
12 - AREA CODE               13 - FAX NO.        14 - FAX NO.             15 - FAX NO.
  021                        3820-8195           3820-8206
---------------------------- ------------------- ------------------------ --------------------- ----------------------
16 - E-MAIL
  caa@aracruz.com.br
----------------------------------------------------------------------------------------------------------------------

01.04 -  ACCOUNTANT /  REFERENCE
---------------------------------------- ------------------------------------------ ----------------------------------

1 -  EXERCISE                            2 - SOCIAL EXERCISE  DATE BEGINNING        3 - SOCIAL EXERCISE  DATE ENDING
---------------------------------------- ------------------------------------------ ----------------------------------
1 -  CURRENT YEAR                                         01/01/2002                             12/31/2002
---------------------------------------- ------------------------------------------ ----------------------------------
2 - LAST  YEAR                                            01/01/2001                             12/31/2001
---------------------------------------- ------------------------------------------ ----------------------------------
3 - NEXT LAST YEAR                                        01/01/2000                             12/31/2000
---------------------------------------- ------------------------------------------ ----------------------------------
4 - NAME / ACCOUNTANT CORPORATE NAME                                                5 - CVM CODE
PricewaterhouseCoopers Auditores Independentes S.C.                                   00287-9
----------------------------------------------------------------------------------- ----------------------------------
6 - NAME OF THE TECHINICAL RESPONSIBLE                       7 - CPF N(0)
 MARCOS D. PANASSOL                                          063.702.238-67
------------------------------------------------------------ ---------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.:  1

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP        CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

01.01 -  IDENTIFICATION
------------------- ------------------------------------------------------ -------------------------------------------
 01 - CVM CODE      02  - NAME OF COMPANY                                     03 - TAXPAYER NO.
       00043-4      ARACRUZ CELULOSE S.A.                                     42.157.511/0001-61
------------------- ------------------------------------------------------ -------------------------------------------


01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASUARY STOCK
----------------------------- ----------------------------- ---------------------------- -----------------------------
        NUMBER OF SHARES                     1                             2                            3
             (MIL)                       12/31/2002                   12/31/2001                    12/31/2000
----------------------------- ----------------------------- ---------------------------- -----------------------------
PAID-IN CAPITAL
----------------------------- ----------------------------- ---------------------------- -----------------------------
   1 - COMMON                                     455,391                      455,391                       455,391
----------------------------- ----------------------------- ---------------------------- -----------------------------
   2 -PREFERRED                                   577,163                      622,529                       622,529
----------------------------- ----------------------------- ---------------------------- -----------------------------
   3 - TOTAL                                    1,032,554                    1,077,920                     1,077,920
----------------------------------------------------------------------------------------------------------------------
IN TREASUARY
----------------------------- ----------------------------- ---------------------------- -----------------------------
   4 - COMMON                                         483                          483                           483
----------------------------- ----------------------------- ---------------------------- -----------------------------
   5 -PREFERRED                                     1,374                       45,366                        45,366
----------------------------- ----------------------------- ---------------------------- -----------------------------
   6 - TOTAL                                        1,857                       45,849                        45,849
----------------------------- ----------------------------- ---------------------------- -----------------------------

01.01 -  IDENTIFICATION
---------------------------------------------------------------------------------------------------------------------
 01 - CVM CODE                            02  - NAME OF COMPANY                      03 - TAXPAYER NO.
       00043-4                            Aracruz Celulose S.A.                      42.157.511/0001-61
---------------------------------------------------------------------------------------------------------------------

01.06 - COMPANY  FEATURE
 --------------------------------------------------------------------------------------------------------------------
  1 - TYPE OF COMPANY

  Commercial,  Industrial &  Other  Types  Of   Business
 --------------------------------------------------------------------------------------------------------------------
  2 - SITUATION

  In Operation
 --------------------------------------------------------------------------------------------------------------------
  3 - ACTIVITY CODE

  1160100  -  Pulp Industry

 --------------------------------------------------------------------------------------------------------------------
  4 - ACTIVITY OF THE COMAPNY

  Production Of Bleached Eucalyptus Pulp
 --------------------------------------------------------------------------------------------------------------------
  5 - TYPE OF CONSOLIDATION

  Total
 --------------------------------------------------------------------------------------------------------------------

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
---------------------------- ---------------------------------------------- ------------------------------------------
         01 - ITEM           02 - TAXPAYER NO.                              03 - NAME

---------------------------- ---------------------------------------------- ------------------------------------------

01.08 - PROVENTOS EM DINHEIRO
------------ ----------- ------------ -------------- ------------ ----------------- ------------------------------------
1 - ITEM     2 - EVENT   3 - APPROVAL   4 - PROVENTO  5 - PAYMENT  6 - TYPE STOCK    7 -  STOCK VALUE PROVENT
                                                          BEGAN
------------ ----------- ------------ -------------- ------------ ----------------- ------------------------------------

------------ ----------- ------------ -------------- ------------ ----------------- ------------------------------------

01.09 - DIRECTOR OF MARKET RELATIONS
----------------------------------- ------------------------------------------------------------------------------------
      01  - DATE                          02 - SIGNATURE
        01/10/2003                        /s/ Carlos Augusto Lira Aguiar
----------------------------------- ------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.:  2

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2002 4 - DATE - 12/31/2001  5 - DATE - 12/31/2000

-----------------------------------------------------------------------------------------------------------------------------
1           TOTAL ASSETS                                              6,444,482              5,379,463             4,181,090
-----------------------------------------------------------------------------------------------------------------------------
1.1         CURRENT ASSETS                                            1,329,065              1,314,297               953,520
-----------------------------------------------------------------------------------------------------------------------------
1.1.1       CASH AND CASH EQUIVALENTS                                    14,033                  1,277                   549
-----------------------------------------------------------------------------------------------------------------------------
1.1.2       CREDITS                                                     331,841                307,187               231,829
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                   231,154                193,362                87,981
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.2     EMPLOYEES                                                     3,171                  2,892                 2,015
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.3     SUPPLIERS                                                       979                  4,060                 2,451
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.4     SUBSIDIARIES                                                     35                     86                    16
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.5     TAXES                                                        88,226                106,133               138,667
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.6     OTHERS                                                        8,276                    654                   699
-----------------------------------------------------------------------------------------------------------------------------
1.1.3       INVENTORIES                                                 104,740                 60,948                80,971
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.1     SUPPLIES                                                     53,192                 37,574                37,335
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.2     RAW MATERIALS                                                31,024                 16,844                19,561
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.3     FINISHED GOODS                                               17,348                  4,486                21,715
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.4     PRODUCTS IN PROCESS                                          2,963                  1,831                 1,378
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.5     OTHERS                                                          213                    213                   982
-----------------------------------------------------------------------------------------------------------------------------
1.1.4       OTHERS                                                      878,451                944,885               640,171
-----------------------------------------------------------------------------------------------------------------------------
1.1.4.1     DEBT SECURITIES                                             877,867                940,906               631,656
-----------------------------------------------------------------------------------------------------------------------------
1.1.4.2     FIXED ASSETS AVAILABLE FOR SALE                                   0                      0                   604
-----------------------------------------------------------------------------------------------------------------------------
1.1.4.3     PREPAID EXPENSES                                                574                  3,969                 7,901
-----------------------------------------------------------------------------------------------------------------------------
1.1.4.4     OTHERS                                                           10                     10                    10
-----------------------------------------------------------------------------------------------------------------------------
1.2         LONG-TERM ASSETS                                            279,110                319,071               206,005
-----------------------------------------------------------------------------------------------------------------------------
1.2.1       CREDITS                                                     239,438                256,853               144,276
-----------------------------------------------------------------------------------------------------------------------------
1.2.1.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS                           18,099                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.2.1.2     SUPPLIERS                                                    53,470                 35,656                24,140
-----------------------------------------------------------------------------------------------------------------------------
1.2.1.3     TAXES                                                       167,869                221,197               120,136
-----------------------------------------------------------------------------------------------------------------------------
1.2.1.4     OTHERS                                                            0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                           692                 24,604                20,559
-----------------------------------------------------------------------------------------------------------------------------
1.2.2.1     FROM AFFILIATES                                                   0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.2.2.2     FROM SUBSIDIARIES                                               692                 24,604                20,559
-----------------------------------------------------------------------------------------------------------------------------
1.2.2.3     OTHERS                                                            0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.:  3

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2002 4 - DATE - 12/31/2001  5 - DATE - 12/31/2000

-----------------------------------------------------------------------------------------------------------------------------
1.2.3       OTHERS                                                       38,980                 37,614                41,170
-----------------------------------------------------------------------------------------------------------------------------
1.2.3.1     DEBT SECURITIES                                                   0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.2.3.2     ESCROW DEPOSITS                                              37,412                 35,949                39,351
-----------------------------------------------------------------------------------------------------------------------------
1.2.3.3     OTHERS                                                        1,568                  1,665                 1,819
-----------------------------------------------------------------------------------------------------------------------------
1.3         FIXED ASSETS                                              4,836,307              3,746,095             3,021,565
-----------------------------------------------------------------------------------------------------------------------------
1.3.1       INVESTMENTS                                               1,369,619                782,321               789,765
-----------------------------------------------------------------------------------------------------------------------------
1.3.1.1     IN AFFILIATES                                                     0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.3.1.2     IN SUBSIDIARIES                                           1,369,349                781,975               789,419
-----------------------------------------------------------------------------------------------------------------------------
1.3.1.3     OTHER COMPANIES                                                 270                    346                   346
-----------------------------------------------------------------------------------------------------------------------------
1.3.2       PROPERTY, PLANT AND EQUIPMENT                             3,451,926              2,944,080             2,203,016
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.1     LAND                                                        410,993                284,234               227,507
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.2     BUILDINGS                                                   351,144                273,593               286,622
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.3     MACHINERY AND EQUIPMENT                                   2,025,663              1,289,244             1,322,191
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.4     FORESTS                                                     402,427                278,170               218,455
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.5     DATA PROCESSING EQUIPMENTS                                        0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.6     CONSTRUCTION IN PROGRESS                                    218,034                780,440               116,242
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.7     GOODS OF THE ADMINISTRATIVE SECTION AND                      43,665                 38,399                31,999
            OTHER GOODS
-----------------------------------------------------------------------------------------------------------------------------
1.3.3       DEFERRED CHARGES                                             14,762                 19,694                28,784
-----------------------------------------------------------------------------------------------------------------------------
1.3.3.1     INDUSTRIAL                                                   14,359                 17,388                23,469
-----------------------------------------------------------------------------------------------------------------------------
1.3.3.2     FORESTS                                                           0                      5                    72
-----------------------------------------------------------------------------------------------------------------------------
1.3.3.3     ADMINISTRATIVE                                                    0                    271                 1,600
-----------------------------------------------------------------------------------------------------------------------------
1.3.3.4     OTHERS                                                          403                  2,030                 3,643
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.:  4

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2002  4 - DATE - 12/31/2001 5 - DATE - 12/31/2000

-----------------------------------------------------------------------------------------------------------------------------
2           TOTAL LIABILITIES                                         6,444,482              5,379,463             4,181,090
-----------------------------------------------------------------------------------------------------------------------------
2.1         CURRENT LIABILITIES                                       1,687,182              1,176,007               739,155
-----------------------------------------------------------------------------------------------------------------------------
2.1.1       LOANS AND FINANCING                                       1,162,862                558,200               404,393
-----------------------------------------------------------------------------------------------------------------------------
2.1.2       DEBENTURES                                                        0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.1.3       SUPPLIERS                                                   135,763                119,072                44,994
-----------------------------------------------------------------------------------------------------------------------------
2.1.4       TAXES                                                        10,013                 74,885                29,221
-----------------------------------------------------------------------------------------------------------------------------
2.1.5       DIVIDENDS PAYABLE                                             1,016                    746                   534
-----------------------------------------------------------------------------------------------------------------------------
2.1.6       PROVISIONS                                                   21,719                 19,771                17,435
-----------------------------------------------------------------------------------------------------------------------------
2.1.6.1     VACATION AND 13rd  SALARY                                     9,687                  8,259                 7,923
-----------------------------------------------------------------------------------------------------------------------------
2.1.6.2     PROFIT SHARING                                               12,032                 11,512                 9,512
-----------------------------------------------------------------------------------------------------------------------------
2.1.7       LOANS FROM RELATED PARTIES                                  108,446                223,278               104,170
-----------------------------------------------------------------------------------------------------------------------------
2.1.7.1     ADVANCES FROM SUBSIDIAIES                                   107,911                223,034               103,821
-----------------------------------------------------------------------------------------------------------------------------
2.1.7.2     OTHERS                                                            0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.1.7.3     OTHER DEBTS TO SUBSIDIARIES                                     535                    244                   349
-----------------------------------------------------------------------------------------------------------------------------
2.1.8       OTHERS                                                      247,363                180,055               138,408
-----------------------------------------------------------------------------------------------------------------------------
2.1.8.1     OTHERS                                                           32                     55                 1,530
-----------------------------------------------------------------------------------------------------------------------------
2.1.8.2     PROPOSED DIVIDENDS                                          247,331                180,000               136,878
-----------------------------------------------------------------------------------------------------------------------------
2.2         LONG-TERM LIABILITIES                                     2,496,928              1,748,326             1,006,245
-----------------------------------------------------------------------------------------------------------------------------
2.2.1       LOANS AND FINANCING                                       1,055,010              1,337,184               785,000
-----------------------------------------------------------------------------------------------------------------------------
2.2.2       DEBENTURES                                                        0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.2.3       PROVISION                                                   230,800                163,341               134,693
-----------------------------------------------------------------------------------------------------------------------------
2.2.3.1     LABOR CONTINGENCIES                                          14,241                 12,598                32,947
-----------------------------------------------------------------------------------------------------------------------------
2.2.3.2     TAX CONTINGENCIES                                           216,559                150,743               101,746
-----------------------------------------------------------------------------------------------------------------------------
2.2.3.3     OTHERS                                                            0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.2.4       LOANS FROM RELATED PARTIES                                1,130,656                232,040                74,595
-----------------------------------------------------------------------------------------------------------------------------
2.2.4.1     ADVANCES FROM SUBSIDIARIES                                1,130,656                232,040                74,595
-----------------------------------------------------------------------------------------------------------------------------
2.2.5       OTHERS                                                       80,462                 15,761                11,957
-----------------------------------------------------------------------------------------------------------------------------
2.2.5.01    SUPPLIERS                                                    71,065                 15,761                11,657
-----------------------------------------------------------------------------------------------------------------------------
2.2.5.02    OTHERS                                                        9,397                      0                   300
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.:  5

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2002 4 - DATE - 12/31/2001  5 - DATE - 12/31/2000

-----------------------------------------------------------------------------------------------------------------------------
2.5         STOCKHOLDER'S EQUITY                                      2,260,372              2,455,130             2,435,690
-----------------------------------------------------------------------------------------------------------------------------
2.5.1       PAID-IN CAPITAL                                           1,854,507              1,854,507             1,854,507
-----------------------------------------------------------------------------------------------------------------------------
2.5.1.1     COMMON STOCK                                                783,599                783,599               783,599
-----------------------------------------------------------------------------------------------------------------------------
2.5.1.2     PREFERRED STOCK                                           1,070,908              1,070,908             1,070,908
-----------------------------------------------------------------------------------------------------------------------------
2.5.2       CAPITAL RESERVES                                                                         0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.3       REVALUATION RESERVE                                                                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.3.1     OWN ASSETS                                                                               0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.3.2     SUBSIDIARIES / AFFILIATES                                                                0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4       REVENUE RESERVES                                            405,865                600,623               581,183
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.1     LEGAL                                                       125,972                122,946               112,974
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.2     STATUTORY                                                                                0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.3     FOR CONTINGENCIES                                                                        0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.4     UNREALIZED INCOME                                                                        0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.5     FOR INVESTMENTS                                             288,035                561,818               552,350
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.6     SPECIAL FOR NON-DISTRIBUTED                                                              0                     0
            DIVIDENDS
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.7     OTHER UNREALIZED INCOME                                     (8,142)                (84,141)              (84,141)
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.7.1   TREASURY STOCK                                              (8,142)                (84,141)              (84,141)
-----------------------------------------------------------------------------------------------------------------------------
2.5.5       RETAINED EARNINGS                                                 0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.:  6

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                               3 - FROM:  01/01/2002  4 - FROM:  01/01/2001 5 - FROM:  01/01/2000
                                                                TO:  12/31/2002        TO:  12/31/2001       TO:  12/31/2000

-----------------------------------------------------------------------------------------------------------------------------
3.1         GROSS SALES AND SERVICES REVENUE                         1,694,857              1,188,465             1,296,627
-----------------------------------------------------------------------------------------------------------------------------
3.2         SALES TAXES AND OTHER DEDUCTIONS                            (7,480)                (7,872)              (13,106)
-----------------------------------------------------------------------------------------------------------------------------
3.3         NET SALES REVENUE                                         1,687,377              1,180,593             1,283,521
-----------------------------------------------------------------------------------------------------------------------------
3.4         COST OF GOODS SOLD                                      (1,065,763)              (769,224)             (651,740)
-----------------------------------------------------------------------------------------------------------------------------
3.5         GROSS PROFIT                                                621,614                411,369               631,781
-----------------------------------------------------------------------------------------------------------------------------
3.6         OPERATING (EXPENSES) INCOME                               (614,304)              (112,893)              (22,765)
-----------------------------------------------------------------------------------------------------------------------------
3.6.1       SELLING                                                    (25,357)               (19,716)              (16,639)
-----------------------------------------------------------------------------------------------------------------------------
3.6.2       GENERAL AND ADMINISTRATIVE                                 (61,022)               (43,729)              (38,007)
-----------------------------------------------------------------------------------------------------------------------------
3.6.3       FINANCIAL                                                 (938,936)              (169,823)             (128,994)
-----------------------------------------------------------------------------------------------------------------------------
3.6.3.1     FINANCIAL INCOME                                            338,841                261,469               177,135
-----------------------------------------------------------------------------------------------------------------------------
3.6.3.2     FINANCIAL EXPENSES                                      (1,277,777)              (431,292)             (306,129)
-----------------------------------------------------------------------------------------------------------------------------
3.6.4       OTHER OPERATING INCOME                                        1,665                  1,274                 6,537
-----------------------------------------------------------------------------------------------------------------------------
3.6.5       OTHER OPERATING EXPENSES                                  (187,238)               (36,938)              (16,684)
-----------------------------------------------------------------------------------------------------------------------------
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                    (170,536)                156,039               171,022
-----------------------------------------------------------------------------------------------------------------------------
3.7         OPERATING INCOME (LOSS)                                    (16,702)                298,476               609,016
-----------------------------------------------------------------------------------------------------------------------------
3.8         NON-OPERATING (EXPENSES)  INCOME                            596,584               (16,248)               (8,733)
-----------------------------------------------------------------------------------------------------------------------------
3.8.1       INCOME                                                        7,310                  1,481                 1,569
-----------------------------------------------------------------------------------------------------------------------------
3.8.2       EXPENSES                                                    (5,803)               (17,729)              (10,302)
-----------------------------------------------------------------------------------------------------------------------------
3.9         INCOME(LOSS) BEFORE INCOME                                    3,896                282,228               600,283
            TAXES AND MANAGEMENT REMUNERATION
-----------------------------------------------------------------------------------------------------------------------------
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                          (9,699)               (82,375)              (72,234)
-----------------------------------------------------------------------------------------------------------------------------
3.11        DEFERRED INCOME TAX ES                                        1,507                  (413)              (75,191)
-----------------------------------------------------------------------------------------------------------------------------
3.12        MANAGEMENT REMUNERATION AND                                  63,192                      0                     0
            STATUORY APPROPRIATIONS
-----------------------------------------------------------------------------------------------------------------------------
3.12.1      REMUNERATION                                                (4,183)                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
3.12.2      APPROPRIATIONS                                                    0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
3.15        NET INCOME (LOSS) FOR THE PERIOD                             60,516                199,440               452,858
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
            CAPITAL STOCK-QUANTITY (THOUSANDS)                        1,030,697              1,032,071             1,032,071
-----------------------------------------------------------------------------------------------------------------------------
            EARNINGS PER SHARE                                          0,05871                0,19324               0,43879
-----------------------------------------------------------------------------------------------------------------------------
            LOSS PER SHARE                                                    -                      -                     -
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.:  7

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                               3 - FROM:  01/01/2002  4 - FROM:  01/01/2001 5 - FROM:  01/01/2000
                                                                TO:  12/31/2002        TO:  12/31/2001       TO:  12/31/2000

-----------------------------------------------------------------------------------------------------------------------------
4.1         SOURCES OF FUNDS                                          1,790,857              1,736,713             1,047,241
-----------------------------------------------------------------------------------------------------------------------------
4.1.1       FROM OPERATIONS                                             754,929                452,579               714,725
-----------------------------------------------------------------------------------------------------------------------------
4.1.1.1     INCOME (LOSS) FOR THE PERIOD                                 60,516                199,440               452,858
-----------------------------------------------------------------------------------------------------------------------------
4.1.1.2     ITEMS NOT AFFECTING WORKING CAPITAL                         694,413                253,139               261,867
-----------------------------------------------------------------------------------------------------------------------------
4.1.2       FROM STOCKHOLDERS                                                 0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
4.1.3       FROM OTHERS                                               1,035,928              1,284,134               332,516
-----------------------------------------------------------------------------------------------------------------------------
4.1.3.1     CONTRIBUTIONS FOR CAPITAL RESERVES                                0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
4.1.3.2     REDUCTION IN LONG TERM ASSETS                                88,051                219,017               110,030
-----------------------------------------------------------------------------------------------------------------------------
4.1.3.3     INCREASE IN LONG TERM LIABILITIES                           898,352              1,040,558                     0
-----------------------------------------------------------------------------------------------------------------------------
4.1.3.4     TRANSFER OF PERMANENT TO CURRENT ASSETS                      49,525                 24,559               222,486
-----------------------------------------------------------------------------------------------------------------------------
4.1.3.5     DIVIDENDS RECEIVED FROM SUBSIDIARY                                0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
4.2         APPLICATION OF FUNDS                                      2,287,264              1,812,788               947,018
-----------------------------------------------------------------------------------------------------------------------------
4.2.1       DIVIDENDS                                                   247,331                180,000               151,461
-----------------------------------------------------------------------------------------------------------------------------
4.2.2       INCREASE IN LONG TERM ASSETS                                 59,626                115,684                69,504
-----------------------------------------------------------------------------------------------------------------------------
4.2.3       INCREASE IN PERMANENT ASSETS                                751,157                997,737               442,732
-----------------------------------------------------------------------------------------------------------------------------
4.2.4       REDUCTION IN LONG TERM LIABILITIES                        1,221,207                519,367               239,091
-----------------------------------------------------------------------------------------------------------------------------
4.2.5       SHARE BUY-BACK                                                7,943                      0                44,230
-----------------------------------------------------------------------------------------------------------------------------
4.3         INCREASE (DECREASE) IN WORKING CAPITAL                    (496,407)               (76,075)               100,223
-----------------------------------------------------------------------------------------------------------------------------
4.4         CHANGE IN CURRENT ASSETS                                     14,768                360,777              (63,949)
-----------------------------------------------------------------------------------------------------------------------------
4.4.1       CURRENT ASSETS, BEGINNING OF YEAR                         1,314,297                953,520             1,017,469
-----------------------------------------------------------------------------------------------------------------------------
4.4.2       CURRENT ASSETS, END OF YEAR                               1,329,065              1,314,297               953,520
-----------------------------------------------------------------------------------------------------------------------------
4.5         CHANGE IN CURRENT LIABILITIES                               511,175                436,852             (164,172)
-----------------------------------------------------------------------------------------------------------------------------
4.5.1       CURRENT LIABILITIES, BEGINNING OF YEAR                    1,176,007                739,155               903,327
-----------------------------------------------------------------------------------------------------------------------------
4.5.2       CURRENT LIABILITIES, END OF YEAR                          1,687,182              1,176,007               739,155
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.:  8

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
05.01 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2002 TO 12/31/2002 - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION               3 - CAPITAL  4 - CAPITAL   5 - REVALUATION  6 - REVENUE   7 - RETAINED  8 - STOCKHOLDERS'
                                                           RESERVES      RESERVES         RESERVES      RESERVES      EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
5.1     BALANCE, BEGINNING OF YEAR          1,854,507             -                -       600,623             -          2,455,130
-----------------------------------------------------------------------------------------------------------------------------------
5.2     PRIOR-YEAR ADJUSTMENTS                      -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.3     CAPITAL INCREASE / REDUCTION                -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.4     REALIZATION OF RESERVES                     -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.4.1   REVERSAL                                    -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.4.2   REALIZATION                                 -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.5     TREASURY STOCK                              -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.6     INCOME / LOSS FOR THE YEAR                                                                        60,516             60,516
-----------------------------------------------------------------------------------------------------------------------------------
5.7     APPROPRIATIONS                                                                   (186,815)      (60,516)          (247,331)
-----------------------------------------------------------------------------------------------------------------------------------
5.7.1   ESTABLISHMENT OF RESERVES                                                                          3,026            (3,026)
-----------------------------------------------------------------------------------------------------------------------------------
5.7.2   DIVIDENDS                                                                        (189,841)      (57,490)          (247,331)
-----------------------------------------------------------------------------------------------------------------------------------
5.8     OTHERS                                                                              75,999      (83,942)            (7,943)
-----------------------------------------------------------------------------------------------------------------------------------
5.08.01 ACQUISITION OF TREASURY STOCK                                                      (7,943)                          (7,943)
-----------------------------------------------------------------------------------------------------------------------------------
5.08.02 CANCELLATION OF TREASURY STOCK                                                      83,942      (83,942)
-----------------------------------------------------------------------------------------------------------------------------------
5.9     BALANCE, END OF THE YEAR            1,857,507                                      489,807      (83,942)          2,260,372
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.:  9

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2001 TO 12/31/2001 - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION               3 - CAPITAL  4 - CAPITAL   5 - REVALUATION  6 - REVENUE   7 - RETAINED  8 - STOCKHOLDERS'
                                                           RESERVES      RESERVES         RESERVES      RESERVES      EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
5.1     BALANCE, BEGINNING OF YEAR          1,854,507             -                -       581,183             -          2,435,690
-----------------------------------------------------------------------------------------------------------------------------------
5.2     PRIOR-YEAR ADJUSTMENTS                      -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.3     CAPITAL INCREASE / REDUCTION                -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.4     REALIZATION OF RESERVES                     -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.4.1   REVERSAL                                    -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.4.2   REALIZATION                                 -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.5     TREASURY STOCK                              -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.6     INCOME / LOSS FOR THE YEAR                  -             -                -             -       199,440            199,440
-----------------------------------------------------------------------------------------------------------------------------------
5.7     APPROPRIATIONS                              -             -                -        19,440     (199,440)          (180,000)
-----------------------------------------------------------------------------------------------------------------------------------
5.7.1   ESTABLISHMENT OF RESERVES                   -             -                -        19,440      (19,440)             19,440
-----------------------------------------------------------------------------------------------------------------------------------
5.7.2   PROPOSED DIVIDENDS                          -             -                -             -             -           (19,440)
        COMPLEMENTATION
-----------------------------------------------------------------------------------------------------------------------------------
5.7.3   DIVIDENDS                                   -             -                -             -     (180,000)          (180,000)
-----------------------------------------------------------------------------------------------------------------------------------
5.8     OTHERS                                      -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.9     BALANCE, END OF THE YEAR            1,854,507             -                -       600,623             -          2,455,130
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 10

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
05.03 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - FROM 01/01/2000 TO 12/31/2000 - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION               3 - CAPITAL  4 - CAPITAL   5 - REVALUATION  6 - REVENUE   7 - RETAINED  8 - STOCKHOLDERS'
                                                           RESERVES      RESERVES         RESERVES      RESERVES      EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
5.1     BALANCE, BEGINNING OF YEAR          1,854,507             -                -       324,016             -          2,178,523
-----------------------------------------------------------------------------------------------------------------------------------
5.2     PRIOR-YEAR ADJUSTMENTS                      -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.3     CAPITAL INCREASE / REDUCTION                -             -                -             -             -                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.4     REALIZATION OF RESERVES                     -             -                -      (23,647)        23,647                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.4.1   REVERSAL                                    -             -                -       (7,518)         7,518                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.4.2   REALIZATION                                 -             -                -      (16,129)        16,129                  -
-----------------------------------------------------------------------------------------------------------------------------------
5.5     TREASURY STOCK                              -             -                -      (44,230)             -           (44,230)
-----------------------------------------------------------------------------------------------------------------------------------
5.6     INCOME / LOSS FOR THE YEAR                  -             -                -             -       452,858            452,858
-----------------------------------------------------------------------------------------------------------------------------------
5.7     APPROPRIATIONS                              -             -                -       325,044     (476,505)          (151,461)
-----------------------------------------------------------------------------------------------------------------------------------
5.7.1   ESTABLISHMENT OF RESERVES                   -             -                -       325,044     (325,044)
-----------------------------------------------------------------------------------------------------------------------------------
5.7.2   PROPOSED DIVIDENDS                          -             -                -             -      (14,583)           (14,583)
        COMPLEMENTATION
-----------------------------------------------------------------------------------------------------------------------------------
5.7.3   DIVIDENDS                                   -             -                -             -     (136,878)          (136,878)
-----------------------------------------------------------------------------------------------------------------------------------
5.8     OTHERS                                      -             -                -             -             -
-----------------------------------------------------------------------------------------------------------------------------------
5.9     BALANCE, END OF THE YEAR            1,854,507             -                -       581,183             -          2,435,690
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 11

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2002  4 - DATE - 12/31/2001  5 - DATE - 12/31/2000

-----------------------------------------------------------------------------------------------------------------------------
1           TOTAL ASSETS                                              5,932,899              5,139,688             3,939,077
-----------------------------------------------------------------------------------------------------------------------------
1.1         CURRENT ASSETS                                            1,791,130              1,469,156             1,157,918
-----------------------------------------------------------------------------------------------------------------------------
1.1.1       CASH AND CASH EQUIVALENTS                                   102,337                 60,346                45,197
-----------------------------------------------------------------------------------------------------------------------------
1.1.2       CREDITS                                                     604,155                333,187               338,716
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.1     ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                   452,726                202,949               174,102
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.2     EMPLOYEES                                                     3,327                  3,013                 2,097
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.3     SUPPLIERS                                                     2,974                  6,679                 5,743
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.4     TAXES                                                       123,721                117,363               154,857
-----------------------------------------------------------------------------------------------------------------------------
1.1.2.5     OTHERS                                                       21,407                  3,183                 1,917
-----------------------------------------------------------------------------------------------------------------------------
1.1.3       INVENTORIES                                                 202,941                129,672               132,346
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.1     SUPPLIES                                                     55,337                 39,367                36,412
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.2     RAW MATERIALS                                                36,022                 17,146                19,710
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.3     FINISHED GOODS                                              102,727                 57,085                61,627
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.4     PRODUCTS IN PROCESS                                           8,467                 12,883                13,820
-----------------------------------------------------------------------------------------------------------------------------
1.1.3.5     OTHERS                                                          388                  3,191                   777
-----------------------------------------------------------------------------------------------------------------------------
1.1.4       OTHERS                                                      881,697                945,951               641,659
-----------------------------------------------------------------------------------------------------------------------------
1.1.4.1     DEBT SECURITIES                                             877,867                940,906               631,656
-----------------------------------------------------------------------------------------------------------------------------
1.1.4.2     FIXED ASSETS AVAILABLE FOR SALE                                   0                      0                   604
-----------------------------------------------------------------------------------------------------------------------------
1.1.4.3     PREPAID EXPENSES                                              3,820                  5,035                 9,389
-----------------------------------------------------------------------------------------------------------------------------
1.1.4.4     RETENTIONS ON FINANCING CONTRACTS                                 0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.1.4.5     OTHERS                                                           10                     10                    10
-----------------------------------------------------------------------------------------------------------------------------
1.2         LONG-TERM ASSETS                                            300,066                295,245               186,279
-----------------------------------------------------------------------------------------------------------------------------
1.2.1       CREDITS                                                     252,444                256,976               144,498
-----------------------------------------------------------------------------------------------------------------------------
1.2.1.1     SUPPLIERS                                                    53,470                 35,656                24,140
-----------------------------------------------------------------------------------------------------------------------------
1.2.1.2     TAXES                                                       180,875                221,320               120,358
-----------------------------------------------------------------------------------------------------------------------------
1.2.1.3     CUSTOMER                                                     18,099                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.2.2       ACCOUNTS RECEIVABLE - RELATED PARTIES                             0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.2.2.1     FROM AFFILIATES                                                   0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.2.2.2     FROM SUBSIDIARIES                                                 0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.2.2.3     OTHERS                                                            0                      0
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 12

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2002  4 - DATE - 12/31/2001 5 - DATE - 12/31/2000

-----------------------------------------------------------------------------------------------------------------------------
1.2.3       OTHERS                                                       47,622                 38,269                41,781
-----------------------------------------------------------------------------------------------------------------------------
1.2.3.1     DEBT SECURITIES                                                   0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.2.3.2     ESCROW DEPOSITS                                              37,535                 36,423                39,815
-----------------------------------------------------------------------------------------------------------------------------
1.2.3.3     RETENTIONS ON FINANCING CONTRACTS                                 0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.2.3.4     OTHERS                                                       10,087                  1,846                 1,966
-----------------------------------------------------------------------------------------------------------------------------
1.3         FIXED ASSETS                                              3,841,703              3,375,287             2,594,880
-----------------------------------------------------------------------------------------------------------------------------
1.3.1       INVESTMENTS                                                  13,312                 15,031                13,031
-----------------------------------------------------------------------------------------------------------------------------
1.3.1.1     IN AFFILIATES                                                     0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
1.3.1.2     IN SUBSIDIARIES                                              13,022                 14,665                12,665
-----------------------------------------------------------------------------------------------------------------------------
1.3.1.3     OTHER COMPANIES                                                 290                    366                   366
-----------------------------------------------------------------------------------------------------------------------------
1.3.2       PROPERTY, PLANT AND EQUIPMENT                             3,734,118              3,259,347             2,477,552
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.1     LAND                                                        533,839                454,366               385,339
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.2     BUILDINGS                                                   408,776                284,282               297,088
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.3     MACHINERY AND EQUIPMENT                                   2,061,790              1,323,919             1,352,978
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.4     FORESTS                                                     460,069                355,915               285,507
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.5     CONSTRUCTION IN PROGRESS                                    221,340                798,441               122,412
-----------------------------------------------------------------------------------------------------------------------------
1.3.2.7     GOODS OF THE ADMINISTRATIVE SECTION AND                      48,304                 42,424                34,228
            OTHER GOODS
-----------------------------------------------------------------------------------------------------------------------------
1.3.3       DEFERRED CHARGES                                             94,273                100,909               104,297
-----------------------------------------------------------------------------------------------------------------------------
1.3.3.1     INDUSTRIAL                                                   14,358                 17,388                23,468
-----------------------------------------------------------------------------------------------------------------------------
1.3.3.2     FORESTS                                                           0                      5                    72
-----------------------------------------------------------------------------------------------------------------------------
1.3.3.3     ADMINISTRATIVE                                                    0                    270                 1,600
-----------------------------------------------------------------------------------------------------------------------------
1.3.3.5     OTHERS                                                       79,915                 83,246                79,157
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 13

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2002  4 - DATE - 12/31/2001 5 - DATE - 12/31/2000

-----------------------------------------------------------------------------------------------------------------------------
2           TOTAL LIABILITIES                                         5,932,899              5,139,688             3,939,077
-----------------------------------------------------------------------------------------------------------------------------
2.1         CURRENT LIABILITIES                                       1,146,247              1,183,899               778,749
-----------------------------------------------------------------------------------------------------------------------------
2.1.1       LOANS AND FINANCING                                         692,950                770,450               532,298
-----------------------------------------------------------------------------------------------------------------------------
2.1.2       DEBENTURES                                                        0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.1.3       SUPPLIERS                                                   166,717                135,395                58,217
-----------------------------------------------------------------------------------------------------------------------------
2.1.4       TAXES                                                        14,542                 76,103                30,122
-----------------------------------------------------------------------------------------------------------------------------
2.1.5       DIVIDENDS PAYABLE                                             1,016                    763                   534
-----------------------------------------------------------------------------------------------------------------------------
2.1.6       PROVISIONS                                                   23,093                 20,901                18,435
-----------------------------------------------------------------------------------------------------------------------------
2.1.6.1     VACATION AND 13rd  SALARY                                    10,912                  9,201                 8,757
-----------------------------------------------------------------------------------------------------------------------------
2.1.6.2     PROFIT SHARING                                               12,181                 11,700                 9,678
-----------------------------------------------------------------------------------------------------------------------------
2.1.7       LOANS FROM RELATED PARTIES                                        0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.1.8       OTHERS                                                      247,929                180,287               139,143
-----------------------------------------------------------------------------------------------------------------------------
2.1.8.1     PROPOSED DIVIDENDS                                          247,331                180,000               136,887
-----------------------------------------------------------------------------------------------------------------------------
2.1.8.2     OTHERS                                                          598                    287                 2,256
-----------------------------------------------------------------------------------------------------------------------------
2.2         LONG-TERM LIABILITIES                                     2,591,335              1,517,348               752,483
-----------------------------------------------------------------------------------------------------------------------------
2.2.1       LOANS AND FINANCING                                       2,278,987              1,337,599               605,779
-----------------------------------------------------------------------------------------------------------------------------
2.2.2       DEBENTURES                                                        0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.2.3       PROVISIONS                                                        0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.2.4       LOANS FROM RELATED PARTIES                                        0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.2.5       OTHERS                                                      312,348                179,749               146,704
-----------------------------------------------------------------------------------------------------------------------------
2.2.5.1     SUPPLIERS                                                    71,065                 15,573                11,657
-----------------------------------------------------------------------------------------------------------------------------
2.2.5.2     TAX CONTINGENCIES                                           216,765                150,866               101,800
-----------------------------------------------------------------------------------------------------------------------------
2.2.5.3     LABOR CONTINGENCIES                                          15,091                 13,099                32,947
-----------------------------------------------------------------------------------------------------------------------------
2.2.5.4     OTHERS                                                        9,427                    211                   300
-----------------------------------------------------------------------------------------------------------------------------
2.3         DEFERRED INCOME                                                   0                                            0
-----------------------------------------------------------------------------------------------------------------------------
2.4         MINORITY INTEREST                                               669                    638                   607
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 14

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                               3 - DATE - 12/31/2002  4 - DATE - 12/31/2001 5 - DATE - 12/31/2000

-----------------------------------------------------------------------------------------------------------------------------
2.5         STOCKHOLDER'S EQUITY                                      2,194,648              2,437,803             2,407,238
-----------------------------------------------------------------------------------------------------------------------------
2.5.1       PAID-IN CAPITAL                                           1,854,507              1,854,507             1,854,507
-----------------------------------------------------------------------------------------------------------------------------
2.5.1.1     COMMON STOCK                                                783,599                783,599               783,599
-----------------------------------------------------------------------------------------------------------------------------
2.5.1.2     PREFERRED STOCK                                           1,070,908              1,070,908             1,070,908
-----------------------------------------------------------------------------------------------------------------------------
2.5.2       CAPITAL RESERVES                                                  0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.3       REVALUATION RESERVE                                               0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.3.1     OWN ASSETS                                                        0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.3.2     SUBSIDIARIES / AFFILIATES                                         0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4       REVENUE RESERVES                                            405,865                600,623               581,183
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.1     LEGAL                                                       125,972                122,946               112,974
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.2     STATUTORY                                                         0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.3     FOR CONTINGENCIES                                                 0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.4     UNREALIZED INCOME                                                 0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.5     FOR INVESTMENTS                                             288,035                561,818               552,350
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.6     SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                             0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.7     OTHER UNREALIZED INCOME                                     (8,142)               (84,141)              (84,141)
-----------------------------------------------------------------------------------------------------------------------------
2.5.4.7.1   TREASURY STOCK                                              (8,142)               (84,141)              (84,141)
-----------------------------------------------------------------------------------------------------------------------------
2.5.5       RETAINED EARNINGS                                          (65,724)               (17,327)              (28,452)
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 15

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
08.01 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                               3 - FROM:  01/01/2002  4 - FROM:  01/01/2001 5 - FROM:  01/01/2000
                                                                TO:  12/31/2002        TO:  12/31/2001       TO:  12/31/2000

-----------------------------------------------------------------------------------------------------------------------------
3.1         GROSS SALES AND SERVICES  REVENUE                         2,183,124              1,425,265             1,547,078
-----------------------------------------------------------------------------------------------------------------------------
3.2         SALES TAXES AND OTHER DEDUCTIONS                          (149,482)               (74,279)             (115,908)
-----------------------------------------------------------------------------------------------------------------------------
3.3         NET SALES REVENUE                                         2,033,642              1,350,986             1,431,170
-----------------------------------------------------------------------------------------------------------------------------
3.4         COST OF GOODS SOLD                                      (1,060,586)              (798,745)             (671,943)
-----------------------------------------------------------------------------------------------------------------------------
3.5         GROSS PROFIT                                                973,056                552,241               759,227
-----------------------------------------------------------------------------------------------------------------------------
3.6         OPERATING (EXPENSES) INCOME                             (1,049,698)              (236,941)             (155,355)
-----------------------------------------------------------------------------------------------------------------------------
3.6.1       SELLING                                                    (95,963)               (54,059)              (39,296)
-----------------------------------------------------------------------------------------------------------------------------
3.6.2       GENERAL AND ADMINISTRATIVE                                 (70,948)               (50,739)              (41,052)
-----------------------------------------------------------------------------------------------------------------------------
3.6.3       FINANCIAL                                                 (685,392)               (96,370)              (61,974)
-----------------------------------------------------------------------------------------------------------------------------
3.6.3.1     FINANCIAL INCOME                                            410,048                313,564               204,793
-----------------------------------------------------------------------------------------------------------------------------
3.6.3.2     FINANCIAL EXPENSES                                      (1,095,440)              (409,934)             (266,767)
-----------------------------------------------------------------------------------------------------------------------------
3.6.4       OTHER OPERATING INCOME                                        3,618                  1,037                 6,370
-----------------------------------------------------------------------------------------------------------------------------
3.6.5       OTHER OPERATING EXPENSES                                  (201,013)               (36,810)              (19,403)
-----------------------------------------------------------------------------------------------------------------------------
3.6.5.1     PROVISION FOR LOSSES IN TAX CREDITS                       (170,536)
-----------------------------------------------------------------------------------------------------------------------------
3.6.5.2     OTHERS                                                     (30,477)
-----------------------------------------------------------------------------------------------------------------------------
3.6.6       EQUITY IN THE RESULTS OF SUBSIDIARIES                             0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
3.7         OPERATING INCOME (LOSS)                                    (76,642)                315,300               603,872
-----------------------------------------------------------------------------------------------------------------------------
3.8         NON-OPERATING (EXPENSES)  INCOME                            (5,502)               (16,248)               (8,787)
-----------------------------------------------------------------------------------------------------------------------------
3.8.1       INCOME                                                        4,195                  1,481                 1,561
-----------------------------------------------------------------------------------------------------------------------------
3.8.2       EXPENSES                                                    (9,697)               (17,729)              (10,348)
-----------------------------------------------------------------------------------------------------------------------------
3.9         INCOME(LOSS) BEFORE INCOME TAXES                           (82,144)                299,052               595,085
            AND MANAGEMENT REMUNERATION
-----------------------------------------------------------------------------------------------------------------------------
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                           63,102               (82,777)              (74,332)
-----------------------------------------------------------------------------------------------------------------------------
3.11        DEFERRED INCOME TAXES                                        31,174                (5,670)              (66,104)
-----------------------------------------------------------------------------------------------------------------------------
3.12        MANAGEMENT REMUNERATION AND                                       0                      0                     0
            STATUORY APPROPRIATIONS
-----------------------------------------------------------------------------------------------------------------------------
3.12.1      PARTICIPATIONS                                                    0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
3.12.2      REMUNERATION                                                      0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
3.14        MINORITY INTEREST                                              (22)                   (31)                  (41)
-----------------------------------------------------------------------------------------------------------------------------
3.15        NET INCOME (LOSS) FOR THE PERIOD                             12,110                210,574               454,608
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
            CAPITAL STOCK-QUANTITY (THOUSANDS)                        1,030,697              1,032,071             1,032,071
-----------------------------------------------------------------------------------------------------------------------------
            EARNINGS PER SHARE                                          0.01175                0.20403               0.44048
-----------------------------------------------------------------------------------------------------------------------------
            LOSS PER SHARE                                                    -                      -                     -
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 16

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002

-----------------------------------------------------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA   AND SUBSIDIARIES                    42.157.511/0001-61
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
08.01 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION - THOUSAND OF R$
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

1 - CODE    2 - DESCRIPTION                               3 - FROM:  01/01/2002  4 - FROM:  01/01/2001 5 - FROM:  01/01/2000
                                                                TO:  12/31/2002        TO:  12/31/2001       TO:  12/31/2000

-----------------------------------------------------------------------------------------------------------------------------
4.1         SOURCES OF FUNDS                                          2,185,372              1,679,111             1,084,420
-----------------------------------------------------------------------------------------------------------------------------
4.1.1       FROM OPERATIONS                                           1,205,953                591,520               864,786
-----------------------------------------------------------------------------------------------------------------------------
4.1.1.1     INCOME (LOSS) FOR THE PERIOD                                 12,110                210,574               454,608
-----------------------------------------------------------------------------------------------------------------------------
4.1.1.2     ITEMS NOT AFFECTING WORKING CAPITAL                       1,193,843                380,946               410,178
-----------------------------------------------------------------------------------------------------------------------------
4.1.2       FROM STOCKHOLDERS                                                 0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
4.1.3       FROM OTHERS                                                 979,419              1,087,591               219,634
-----------------------------------------------------------------------------------------------------------------------------
4.1.3.1     CONTRIBUTIONS FOR CAPITAL RESERVES                                0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
4.1.3.2     REDUCTION IN LONG TERM ASSETS                                     0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
4.1.3.3     INCREASE IN LONG TERM LIABILITIES                           928,056              1,062,139                26,679
-----------------------------------------------------------------------------------------------------------------------------
4.1.3.4     TRANSFER OF PERMANENT TO CURRENT                             51,363                 25,452               192,955
            ASSETS
-----------------------------------------------------------------------------------------------------------------------------
4.1.3.5     DIVIDENDS RECEIVED FROM SUBSIDIARY                                0                      0                     0
-----------------------------------------------------------------------------------------------------------------------------
4.2         APPLICATION OF FUNDS                                      1,825,746              1,773,023               899,706
-----------------------------------------------------------------------------------------------------------------------------
4.2.1       DIVIDENDS                                                   247,322                180,009               151,461
-----------------------------------------------------------------------------------------------------------------------------
4.2.2       INCREASE IN LONG TERM ASSETS                                 59,707                115,744                70,574
-----------------------------------------------------------------------------------------------------------------------------
4.2.3       INCREASE IN PERMANENT ASSETS                                743,500              1,015,358               423,915
-----------------------------------------------------------------------------------------------------------------------------
4.2.4       REDUCTION IN LONG TERM LIABILITIES                          767,274                461,912               209,526
-----------------------------------------------------------------------------------------------------------------------------
4.2.5       SHARE BUY-BACK                                                7,943                      0                44,230
-----------------------------------------------------------------------------------------------------------------------------
4.3         INCREASE (DECREASE) IN WORKING CAPITAL                      359,626               (93,912)               184,714
-----------------------------------------------------------------------------------------------------------------------------
4.4         CHANGE IN CURRENT ASSETS                                    321,974                311,238              (45,692)
-----------------------------------------------------------------------------------------------------------------------------
4.4.1       CURRENT ASSETS, BEGINNING OF YEAR                         1,469,156              1,157,918             1,203,610
-----------------------------------------------------------------------------------------------------------------------------
4.4.2       CURRENT ASSETS, END OF YEAR                               1,791,130              1,469,156             1,157,918
-----------------------------------------------------------------------------------------------------------------------------
4.5         CHANGE IN CURRENT LIABILITIES                              (37,652)                405,150             (230,406)
-----------------------------------------------------------------------------------------------------------------------------
4.5.1       CURRENT LIABILITIES, BEGINNING OF YEAR                    1,183,899                778,749             1,009,155
-----------------------------------------------------------------------------------------------------------------------------
4.5.2       CURRENT LIABILITIES, END OF YEAR                          1,146,247              1,183,899               778,749
-----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 17

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
09.01 - Independent Accountant's limited review report
--------------------------------------------------------------------------------

     (A free translation of the opinion report in Portuguese expressed on financial statements prepared in accordance with accounting principles generally accepted in Brazil and with the requirements of Brazilian Corporate Law)


     January 10, 2003

     To the Directors and Stockholders of
     Aracruz Celulose S.A.


1 We have audited the balance sheets of Aracruz Celulose S.A. and the consolidated balance sheets of Aracruz Celulose S.A. and its subsidiaries at December 31, 2002 and of 2001 and the corresponding statements of operations, changes in stockholders'equity and the changes in financial position of Aracruz Celulose S.A., as well as the corresponding consolidated statements of operations and of changes in financial position for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material aspects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the materiality of the balances, the volume of transactions and the systems of accounting and internal control of the company, (b) examining, on a test basis, evidence and records that support the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and of Aracruz Celulose S.A. and its subsidiaries at December 31, 2002 and of 2001 and the results of operations, changes in stockholders equity and of changes in financial position of Aracruz Celulose S.A. for the periods then ended, as well as the consolidated results of the operations and of changes in financial for the periods then ended, in accordance with the accounting principles prescribed by Brazilian Corporate Law.

4 Our audit was conducted for the purpose of forming an opinion on the financial statements to in the first paragraph, taken as a whole. The statements of cash flow are to provide supplemental information about the Company and are not a required part of the basic financial statements. The statement of cash flows was subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated, in all material respect respects, in relation to the basic financial statements taken as a whole.


     PricewaterhouseCoopers                  Marcos D. Panassol
     Auditores Independentes                 Partner
     CRC 2SP000160/O-5 "S" ES                Accountant CRC -SP-155.975/O-8-S-ES

--------------------------------------------------------------------------------
                                                                        Pag.: 18

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
10.01 - MANAGEMENT REPORT
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EXECUTIVE SUMMARY

     The company


Aracruz Celulose is the world's leading producer of bleached eucalyptus pulp, sold worldwide to manufacturers of tissue, printing and writing, and specialty papers.

Aracruz's forestry operations involve some 188,000 hectares of eucalyptus plantations in the Brazilian states of Espirito Santo, Bahia and Minas Gerais, intermingled with 103,000 hectares of company-owned native forest reserves, which are specially maintained to preserve the balance of the ecosystem. A further 51,000 hectares -- of which 35,000 have already been planted -- are contracted within the Forestry Partners Program, which is run in partnership with local rural producers.

In Espirito Santo, the company operates the world's largest pulp mill, which is fully integrated with company-owned eucalyptus plantations and a specialized private port, Portocel, through which over 90 percent of Aracruz's pulp production is exported.

The mill's three production units have an annual capacity of two million metric tons. The industrial complex includes three recovery boilers; three continuous digesters; five bleaching and drying lines, and separate facilities for chemicals recovery, water treatment and electricity generation through biomass. Environmental control is ensured through modern systems that treat all solid, liquid and gaseous wastes.

Another of the group's companies, Aracruz Produtos de Madeira -- which operates a high technology sawmill in southern Bahia -- supplies top quality solid wood products made from eucalyptus plantation lumber to the furniture and interior design industries in Brazil and abroad.

Aracruz's commitment to sustainable development is reflected both in the company's management of its eucalyptus plantations and in its preservation of natural ecosystems. Strict environmental practices at the company's pulp mill are also subject to a process of continuous improvement.

The company's standards of social responsibility are demonstrated by a comprehensive system of fringe benefits for employees and their dependents and a significant program of social contributions to neighboring communities in the regions in which Aracruz operates.

Four major shareholders control the company's voting shares: the Lorentzen, Votorantim and Safra groups (each owning 28 per cent of the voting shares) and BNDES, the Brazilian National Economic and Social Development Bank (12.5 per cent). Aracruz's preferred shares, which constitute over half the company's total outstanding shares, are traded on the Sao Paulo, New York and Madrid stock exchanges.

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
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10.01 - MANAGEMENT REPORT
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CREATION OF VALUE:

THE CHALLENGE OF GROWING WHILE GENERATING RETURNS FOR SHAREHOLDERS

We remained focused on retaining our customers, bearing in mind the need to ensure the long-term sustainability of the business and to offer satisfactory returns to shareholders.

The international situation - The slowdown in the growth of the major world economies, which began in 2001, continued to negatively impact the global demand for paper throughout 2002.

The high level of world pulp inventories witnessed at the beginning of the year caused prices to fall to their lowest levels in March (US$ 390/t CIF Europe). From then, the recovery in demand -- coupled with expectations of renewed growth in the world economy during the second half of the year and underpinned by improved control over supply -- prompted consecutive increases in the price of eucalyptus pulp, which reached US$ 510/t (CIF Europe) in the third quarter of the year.

Despite the good performance of the main consumer markets -- high quality tissue and printing and writing papers -- the price of pulp began falling again at the end of the year. Considering these factors, the average list price of eucalyptus pulp during 2002 (US$ 466/t CIF Europe) was slightly below (around six per cent) the already depressed average of 2001.

As soon as the world economy resumes reasonable rates of growth, demand both for paper and pulp will tend to recover its balance in relation to supply.

Careful monitoring of the relationship between supply and demand will be of fundamental importance in 2003 if the industry is to achieve better results.

Strategic vision - Aracruz's objective is to win an even more substantial share of the hardwood pulp market within a reasonable timeframe, taking into account the dynamics of the market and profitability requirements. The result we expect from this strategy is improved returns for our shareholders.

In 2002, important advances were made in this direction.

Our new pulp production unit, Fiberline C, went on-stream at the end of May 2002 after being built in record time -- with the assembly phase taking just 19 months, or two months ahead of schedule -- and at lower cost than originally budgeted.

With nominal capacity of 700,000 tons per year, the cost of the new line was approximately US$ 467 million, representing one of the lowest investments per ton in the world (US$ 667/ton). The volume of production added during the year by the new line totaled 340,000 tons. During the month of November, the facility posted a monthly production record of 61,000 tons, indicating annual production of approximately 720,000 tons.

Outlets for the increased production have already been assured by signing new contracts with our large accounts, thus guaranteeing placement of the increased production in 2002 and all of that planned for 2003.

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
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COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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10.01 - MANAGEMENT REPORT
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In September, Aracruz and Bahia Sul signed a contract with Companhia Vale do Rio
Doce (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA), agreeing the purchase of equal stakes by Aracruz and Bahia Sul in FRDSA's assets in the region of Sao Mateus, in northern Espirito Santo. These assets consist of approximately 40,000 hectares of land and the eucalyptus forests planted on them, as well as an existing sales contract with a third party. The net value of the operation totals R$ 141,9 million plus another R$ 1,9 million for the silviculture operations. When the transaction is concluded, Aracruz and Bahia
Sul will each control half of the assets.

In terms of productivity, we continued to invest in the improvement of logistics by launching a pioneering wood transportation scheme in Brazil -- involving the use of coastal shipping -- and by improving rail transportation. We also continued to update the company's information systems, making state-of-the-art tools and technology available for the management of internal processes.

Through implementation of the Aracruz Management Process (PAG) in 2002, which is based on the balanced scorecard methodology, individual and departmental targets were aligned with corporate strategies. Consequently, we have ensured that individual results increasingly reflect the organizational objectives of the company, reducing the dissipation of effort and resources.

Taken together, these and other initiatives implemented between 1997 and 2002 added approximately US$ 1.2 billion to the value of the company:

  o Modernization and optimization of pulp mills A and B (1997): US$ 250 million
  o The Excellence Project (1998-1999):                   US$ 300 million
  o Fiberline C Project (2000):                           US$ 500 million
  o Other initiatives:                                    US$ 150 million

Financial performance - Aracruz reported a consolidated net profit of R$ 12,1 million in 2002, compared with a profit of R$ 210,6 million in 2001. The 2002 earnings were lower than in 2001, primarily because of the strictly accounting impact during the period of the devaluation of the Brazilian currency, the Real, on the company's dollar-denominated debt. Since its revenues are also in dollars, Aracruz has natural protection against such devaluations, whose initially negative impact on the company's Real-denominated bottom line should be counteracted when the exchange rate finds a new point of equilibrium or if there is a partial reversal in the devaluation of the local currency.

Another cause of the lower profit was a R$ 170,5 million debit charge stemming from the decision to set up a reserve, in the form of a loss, covering the entire outstanding balance of the ICMS (VAT) tax credit. This provision did not affect cash generation during the period.

The period's negative impacts were partially offset by the increase in the generation of cash from operations, deriving from higher Real values of exports (a consequence of the devaluation of the currency) and the higher volume of sales resulting from Fiberline C's added production. Particularly worthy of mention was the 43% margin of the EBITDA (operational generation of cash) over net sales.

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
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COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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10.01 - MANAGEMENT REPORT
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The main variances between the two years were as follows:

                                                                     R$ million
--------------------------------------------------------------------------------
  o Lower pulp price                                                   379,9
--------------------------------------------------------------------------------
  o Higher pulp sales volume                                           122,5
--------------------------------------------------------------------------------
  o Increase in net financial expenses, including
    monetary and exchange variations                                  (589,0)
--------------------------------------------------------------------------------
  o Provision for loss on ICMS (VAT) tax credits                      (145,5)
--------------------------------------------------------------------------------
  o Income tax and social contribution on profits
    of offshore subsidiaries                                          (101,8)
--------------------------------------------------------------------------------
  o Decrease in provision for income tax and social
    contribution, due to lower taxable profits                         284,5
--------------------------------------------------------------------------------
  o Impact of the exchange variation on
    dollar-denominated costs and other effects on
    the cost of production                                            (122,6)
--------------------------------------------------------------------------------
  o Distribution expenses related to the increase
    on sales volumes                                                   (20,9)
--------------------------------------------------------------------------------
  o Other                                                               (5,6)
--------------------------------------------------------------------------------


Aracruz's capital expenditures in 2002 reached R$ 743,5 million, allocated to the following projects:

                                                                     R$ million
--------------------------------------------------------------------------------
  o Land purchases for the pulp making capacity
    increase                                                            29,7
--------------------------------------------------------------------------------
  o Investments for the pulp mill expansion
    project.                                                          371,7
--------------------------------------------------------------------------------
  o Investments for sea transportation of wood                         37,8
--------------------------------------------------------------------------------
  o Silviculture (forestry)                                            57,7
--------------------------------------------------------------------------------
  Total - Expansion Project                                           496,9
--------------------------------------------------------------------------------
  o Acquisition of land                                                60,7
--------------------------------------------------------------------------------
  o Silviculture (forestry)                                            90,9
--------------------------------------------------------------------------------
  o On-going industrial investments                                    27,6
--------------------------------------------------------------------------------
  o Other forestry investments                                         23,7
--------------------------------------------------------------------------------
  o Diverse projects (including Aracruz Produtos
    de Madeira and Veracel Celulose S.A. investments)                  43,7
--------------------------------------------------------------------------------
  Total capital expenditures                                           743,5
--------------------------------------------------------------------------------


The investments of R$ 496,9 million in Fiberline C are added to the R$ 1,039 million invested in 2001, with disbursements estimated at R$ 300,0 million remaining to conclude the project.

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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10.01 - MANAGEMENT REPORT
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The company's net cash flow in 2002 was R$ 42,0 million, as demonstrated below:

Cash Flow
--------------------------------------------------------------------------------
Description                                                              R$ MM
--------------------------------------------------------------------------------

  Operating income                                                     608,7
  Depreciation and depletion                                           267,6
EBITDA                                                                 876,3

 Provision for losses in tax credits                                  170,5
  Other cash flows from operating activities                           (10,8)
  Net cash (used) from operating activities                          1,036,0

 Capital investments                                                  (743,5)
  Reduction in debt securities holdings                               (109,4)
  Proceeds from sale of fixed assets                                     3,0
Net cash (used) by financing activities                               (849,9)
  Net additions through loans and financing                             43,5
  Dividends paid                                                      (179,7)
  Treasury stock                                                        (7,9)
Cash generated (used) through financial activities                    (144,1)
Additions (decreases) in equivalent cash and funds                      42,0
  Cash and cash equivalents, beginning of year                          60,3
  Cash and cash equivalents, end of year                               102,3

--------------------------------------------------------------------------------

This cash flow resulted in Aracruz's net debt (total debt less cash reserves) reaching R$ 1,991,7 million at the end of the period, compared with $ 1,106,8 million at the end of 2001 -- a net debt over total capitalization ratio (net debt plus shareholders' net equity) of 48%.

Based on the company's strong business position, the three major rating agencies reaffirmed Aracruz's investment grade rating in local currency in spite of Brazil's sovereign risk deterioration during the period.

In February, the company established a new future export receivables securitization program, which represents a long term funding source of up to US$ 1 billion for capital investments. The initial issue of US$ 250 million, with a two-year grace period and a final maturity of seven years, was one of the financial actions to reduce funding needs during 2002, anticipated to be a difficult year for the country. Due to this strategy the company was not affected by the severe credit crunch that affected most Brazilian corporations in 2002.

The debt profile of the company was thus extended, minimizing the needs for re-financing for 2003 and 2004. Long-term debt amortization breakdown is very comfortable for the next two years -- 23 and 28 percent only, respectively.

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
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COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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10.01 - MANAGEMENT REPORT
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Based on Aracruz's capacity to generate operating cash, management is proposing a dividend distribution of R$ 247,3 million at the shareholders annual general meeting. The dividend would be paid in the second quarter of 2002.


ANALYSIS OF RESULTS
-------------------

Average net pulp price was R$1,438/ton, compared to R$1,134/ton in the same period of 2001, reflecting the difficult market conditions.

Net operating revenues were R$2,033,6 million, R$682,6 million higher than last year, mainly as a result of higher pulp volume (R$292,3 million) , partially offset by lower pulp prices (R$379,9 million).

Total cost of pulp and sawn wood sales totaled R$1,060,6 million, compared with R$798,7 million in the same period of last year.

Cost of pulp sales in 2002 was R$1,033,2 million, compared with R$778,9 million last year. Cash production cost in 2002 was R$546 per ton versus R$494/ton in the same period of last year, impacted by wood purchases, but was more than offset by the local currency devaluation.

Selling and distribution expenses were $28.2 million, 21% higher than in the same period last year due to higher sales volume.

Administrative expenses were $22.3 million, $0.3 million higher than last year, mainly due to services expenses.

Other operating expenses were $54.1 million, compared to expenses of $25.6 million in the same period of last year, mainly due to higher $34.3 million of provision for loss on credit of ICMS, partially offset by lower $5.9 million of fixed assets write-off.

The operational expenses of 2002, before the expenses and financial incomes and of the exchange variations, they totaled R$ 364,3 million, compared to R$ 140,6 million registered in the same period of the previous year, due to an increase of R$ 20,9 million in the distribution expenses related to the largest volume of sales, R$ 145,5 million of provision for loss on the credits of ICMS, to R$ 3,8 million of provision for loss in the stocks of sawed wood, to R$ 4,5 million of provision for fine on fiscal contingencies, R$ 25,9 million of operational expenses of Veracel and R$ 23,1 million in other.

The net financial expenses, including monetary and exchange variations (fixes below), they totaled R$ 685,4 million in 2002, compared to R$ 92,4 million in the same period of 2001. The financial result of that exercise in relation to the previous exercise was affected significantly by the depreciation of the Real on the assets and liabilities denominated in dollar (larger expense in R$ 485,9 million), larger responsibilities in the liquid debt (R$ 71,2 million), financial expenses of Veracel (R$ 7,7 million), larger expenses of PIS and COFINS on monetary variations and other financial incomes (R$ 11,7 million), larger expenses of interests SELIC on

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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10.01 - MANAGEMENT REPORT
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fiscal contingencies (R$ 8,1 million) and other (R$ 4,4 million). the table below demonstrates the effects of the exchange depreciation and monetary variations:


--------------------------------------------------------------------------------
R$ million                                  December, 2002       December, 2001
Monetary and exchange variations
 Readiness and Equivalent Resources            (150,2)              (137,7)
 Accounts to Receive                            111,2)               (13,1)
 Financings - Short Period                      130,3                177,2
 Financings - Long Period                       683,6                 52,2
 Other                                           12,5                  0,5
                                               ------               ------
Total                                           565,0                 79,1
--------------------------------------------------------------------------------

The income tax and the Social Contribution on the Profit of 2002 totaled a credit of R$ 94,3 million, compared her/it an expense of R$ 88,4 million in the same period of the previous year. The variation is explained mainly by the credit of R$ 204,6 million, of the which R$ 191,7 million about the select fiscal damage for the controlling and R$ 12,9 million about the select fiscal damage for Veracel, for the credit of R$ 52,2 million on the differed temporary fittingses and R$ 27,7 million of credit on the profits no accomplished in the consolidation, partially compensated with larger taxes, in the amount of R$ 101,7 million, on the profits gained by the subsidiaries in the exterior. On December 31, 2002 the balance of accumulated fiscal credits was of approximately R$ 267 million, value that it will be used to compensate futures payments of IR/CS.


CUSTOMER SATISFACTION:
INCREASING MARKET SHARE BY IMPROVING THE QUALITY OF PRODUCTS AND SERVICES

We continued to supply our customers with eucalyptus pulp that has been especially developed and produced for the high added value paper segments.

With the start-up of Fiberline C, we increased the total capacity of our pulp making complex to two million tons per year, assuring our customers of a supply of quality raw material to satisfy their growing demand for the product. With this focus, we sought to reduce the amount of time needed to build the new pulp line, reduce its learning curve and increase total sales volume for the year.

The development of new types of fibers in line with the commercial objectives and needs of our customers continued to be one of the priorities of our research and technology team. The results indicate that we are nearing important strategic advances that will result in improved wood quality and enhanced environmental performance.

In order to be closer to its customers, Aracruz established a new sales office in Hong Kong and transferred its U.S. office from Raleigh, North Carolina to Miami, Florida. Furthermore, we initiated a review of our entire logistics system -- the idea being to improve service and reduce distribution costs. Indeed, 2002 already saw significant cost reductions.

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CVM - SECURITIES COMMISSION
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COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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These actions enabled Aracruz to satisfy the prime demands of its main customers: the guaranteed supply of the contracted volume of pulp; the quality of the product; and the enhanced provision of technical, commercial and logistical services.

In 2002, Aracruz's sales of eucalyptus pulp set a new record - 1,585,000 tons, representing growth of 22% over 2001.

The overseas market continued to be the main destination of the company's pulp, representing 98% of the volume sold. Sales rose mainly in Europe and North America, which together were responsible for 79% of the total supply. Although sales to Asia also grew, this region's relative contribution to overall sales declined to 18%.

Sawn wood - In the solid wood products segment, we further extended the global presence of Lyptus, strengthening our commercial partnership with the Weyerhaeuser Co. of the U.S., one of the world leaders in the sector. Originally established in 2001 for exclusive distribution in the North American markets, this partnership now encompasses the European and Asian markets as well.


     INTERNAL PROCESSES:
INCREASING OPERATING EFFICIENCY AND GUARANTEEING THE QUALITY OF PRODUCTS AND SERVICES

We continued working towards guaranteeing differentiated products and services while seeking to ensure operating efficiency and effectiveness, thus satisfying the demands of customers and of society.

Wood supply - Assuring continuous supply of wood to Fiberline C continued to be a priority during 2002. To this end, we established new plantations through the acquisition of land and by entering into partnerships with rural producers.

We progressed towards our target of establishing approximately 65,000 hectares of additional eucalyptus plantations on our own land up to the end of 2003. About 92% of the necessary areas have already been bought, and 50,000 hectares of the target are planted. Added to the plantations that supply the other two pulp producing units, this constitutes an unprecedented planting program carried out by a single company in such a short time in Brazil.

Using a mini-stake process, we made significant productivity and quality gains in 2002 in the production of seedlings, with a record 40,7 million units produced in one single nursery.

Our partnership with local farmers through the Forestry Partners Program was expanded by 21,000 further hectares, and at the end of the year totaled 51,000 hectares under contract -- of which 35,000 are already planted -- in 106 municipalities in the states of Espirito Santo, Minas Gerais and Bahia. The program involves more than 2,200 rural producers who use Aracruz's financing, inputs, technology and technical assistance to plant eucalyptus trees on their own lands, with the company guaranteeing the purchase of their production. The program was further consolidated in the extreme south of Bahia, where it has also been very well received and is now being run in 14 municipalities. During the year, the supply of wood through the Forestry Partners Program reached nearly 900,000 cubic meters of wood, a volume similar to that posted in 2001.

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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Our integrated, coastal wood shipment project was completed in December; it involves a system of sea-going barges and tugboats and two port terminals that link the extreme south of Bahia to the north of Espirito Santo. The port complex of Portocel, adjacent to our pulp mill, now will begin to receive wood from Veracel's plantations as well as our own plantations in southern Bahia via alternative transportation that is more efficient than truck-based highway shipments. Another improvement to our wood transportation operations resulted from construction and start-up of a nearly 4km-long rail spur used for unloading wood shipments directly at the mill's wood yard.

We obtained all the necessary environmental and construction licenses for the wood loading and unloading terminals in Caravelas and Portocel, in strict compliance with the implementation timetable for the sea-going wood transportation project. The Portocel barge terminal is ready, as are the barges and tugboat. The construction of the terminal in Caravelas and the dredging of the access channels are virtually concluded. The first phase of the operation between Caravelas and Portocel, with annual capacity for transporting 1,7 million m3 of wood, began at the year's end.

Also in 2002, we carried out a review of all our wood supply operations, based on a master plan for developing new ways to improve wood harvest and transportation operations. We made advances in plantation mechanization and crop treatment techniques, introducing new equipment into the processes. Furthermore, we introduced new follow-up reports on forest management performance which are extremely important tools in forest planning.

A year of records - By the end of the year we had produced 1,7 million tons of pulp.

The startup of Fiberline C two months ahead of schedule was one of the highlights of the year. The new unit produced 340,000 tons, and fully conformed to its learning curve between October 26 and November 24 after less than six months in operation. The new facility produced 61,000 tons from Nov. 1-30, a daily average of 2,033 tons, compared with its design capacity of 1,978 ton/day.

The amount of time needed to conclude the project (19 months) and the rapid achievement of its learning curve were world pulp industry records. Pulp lines A and B also established annual quality records during the year -- 95.3% of their production in 2002 consisted of prime export pulp.

All the environmental control parameters and workplace safety indices were bettered in 2002, and they continue to be one of our priorities. For example, the number of job-related accidents declined compared with the previous year.

During the year we put the finishing touches to a plan fully to outsource maintenance activities as part of our strategy of concentrating our efforts on producing pulp.

Renewable noble wood - In the field of solid wood products, we made advances in the quality controls in place in our high-tech sawmill, which produces sawn wood sold under the Lyptus brand name for high end uses. We concluded an investment in and initiated operations with pre-drying equipment, striving to perfect and maintain quality standards in view of the demanding requirements of our domestic and international customers.

We expanded the 2001 agreement with Weyerhaeuser of the U.S. to extend sales of Lyptus to the European and Asian markets, thus assuring the presence of the product in over 100 points of distribution in those regions. The initial impact of this agreement was to increase Lyptus sawn wood exports from 4.2% in 2001 to

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FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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10.01 - MANAGEMENT REPORT
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10,6% in 2002, in addition to 47,223 of Lyptus flooring. In 2002, 16% of total production was exported, a figure that is expected to reach 35% in 2003 and 50% in 2004.

Research and technology - We made further progress on the genetic enhancement of Aracruz's eucalyptus trees. One highlight consisted of using new hybrids, whose production potential is superior to the company's typical enhanced clones and which have greater added value as a result of better fiber quality at the beginning of the planting process. Furthermore, Aracruz put into effect its membership of the Eucalyptus Genome Consortium, with the aim of obtaining additional tools and products to speed up the results of the company's forestry improvement program.

During the year, nearly 55,000 additional hectares were mapped with regard to the physical and chemical properties of the soil. This work will continue in 2003, with the goal being to map 100% of the company's plantations -- both current and those being established.

As with pulp, advances were also made in forestry operations for solid wood products. In 2002, we continued to conduct studies focusing on a new concept of forestry management for the production of large trees. The potential for a substantial reduction in the harvest cycle was detected, which would imply a proportional decrease in the forest area needed to supply a given amount of wood to the sawmill.

New technologies are constantly being evaluated as we seek to maximize the synergy between the raw material, process efficiencies and the use of the end product.

Open-air laboratory - Work on the Aracruz Watershed Project continued during the year. The project is one of a series of measures to ensure the sustainability of the company's production. Conducted in partnership with renowned research institutes and universities in Brazil and abroad, the project consists of integrated studies based on the systematic monitoring of the principal environmental components -- climate, soil, water resources, biodiversity -- and the analysis of their inter-relationships.

This approach has brought about wide-ranging results with practical applications and also generated a knowledge database that has allowed continuous enhancement of Aracruz's forestry management procedures, thus helping minimize the impact of its activities on the environment. The results indicate that -- after successive eucalyptus planting cycles -- our current practices assure the maintenance or improvement of the natural condition of the soil as well as making an effective contribution to the preservation of biodiversity and water resources.


LEARNING AND DEVELOPMENT:
EQUIPPING THE ORGANIZATION WITH THE BEST RESOURCES AVAILABLE AND STRENGTHENING OUR TIES WITH THE COMMUNITY.

Our objective is to align skills and technologies as we strive for organizational excellence.

Economic, environmental and social sustainability is not a separate vision or strategy at Aracruz; rather, it is the very essence of our operations.

Among other things, this attitude translates into always maintaining an ethical posture; contributing to the quality of life of our employees; establishing appropriate management mechanisms; adopting environmental programs and strategies that are compatible with the nature of our operations; striving to contribute to legal or

--------------------------------------------------------------------------------
                                                                        Pag.: 28

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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10.01 - MANAGEMENT REPORT
--------------------------------------------------------------------------------

market rules that make sustainable development possible, and establishing alliances through continuous communication with stakeholders.

Managing people - In its efforts to contribute to the personal and professional growth of its employees by offering them new opportunities and challenges, Aracruz carried out during 2002 a series of activities that consolidated its position as one of the companies with the best organizational climate management practices in Brazil. According to the Hay do Brasil database, Aracruz was rated among the top five such companies in the country, coming in fourth -- the same position it has held since 2001.

One highlight during the year was the consolidation of Ande -- a formal system for following the development of operational and administrative employees, including activities for training and professional improvement that are defined and monitored throughout the year. This work received the HR Talent Prize awarded by the Brazilian Human Resources Association (ABRH-ES) because of its positive impact on the organizational climate.

The company also runs an in-house recruitment program to stimulate its own labor force. During 2002, a total of 45 job positions were offered, of which 80% were filled by current employees -- who were thus given a chance for further professional growth.

Besides the constant training programs that it offers employees, the company remains faithful to a social commitment that prioritizes the hiring of local manpower. In partnership with the National Industrial Apprenticeship Service (SENAI) of Bahia, we conducted a training program in the extreme south of Bahia to teach workers how to operate tree-harvesting equipment.

During 2002, we expanded the Arcel Educar Program -- whose objective is to raise the level of schooling of the company's employees -- to offer secondary education. Some 190 employees from Aracruz's facilities in Aracruz and Sao Mateus (north of Espirito Santo) and Posto da Mata (extreme south of Bahia) participated.

The quality of life of its employees is another Aracruz priority. In November, the company introduced Mexa-se ('Work out') a program of supervised physical activities the aim of which is to encourage employees to work out regularly. Through this initiative the company reimburses up to 50% of the amount spent by employees at exercise gyms or on personal trainers, thus encouraging them to adopt healthier lifestyles.

Through its Professional Rehabilitation Program, Aracruz seeks to find jobs for employees whose original capacity for work has been reduced due to sickness, accidents or other reasons, transferring them to functions compatible with their restrictions. At the end of 2002, 81 rehabilitated employees held positions within the company.

The Smoker's Assistance Program, through which the company provides psychological help and medicine for employees who want to quit smoking, was extended to the families of employees during 2002. On the same lines, the company has continued to run its Chemical Dependency Assistance Program, which helped 13 employees in 2002.

 As of July 2002, our employees were able to access Ceat Virtual, a staff help center, via computer. Through this system, employees can complete their own attendance reports, something that is fundamental for preparation of the payroll. The system offers greater transparency and speedier information for checking attendance records. Employees who do not have daily access to a computer through their jobs can enter Ceat Virtual via terminals that are conveniently installed around the company's facilities.

--------------------------------------------------------------------------------
                                                                        Pag.: 29

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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10.01 - MANAGEMENT REPORT
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In order to improve communication with employees, in April the company's intranet, Aracruz Net, was inaugurated. This new channel ensures that information is quickly disseminated around the company in real time. It is an important tool that helps make access to in-house information more democratic. Employees who do not regularly use computers as part of their work routines can access Aracruz Net through the Ceat Virtual terminals.

Presence in the community - Aracruz continued to support a number of social programs in the regions where it operates, with the prime focus on education. Of particular note were the Formar Project, which certified 695 teachers from the basic public school network and the Morro da Vargem Zen Monastery's environmental education program, which received the National Biosphere Reserve Council's Muriqui 2002 prize, one of Brazil's most important awards in the field of environmental conservation.

In the social area, the revision of the agreement with the Tupinikim and Guarani Indian communities of Espirito Santo deserves special mention. Besides substantially increasing the amount of funding for income generation projects, Aracruz committed itself to fund scholarships for Indian college students; to help improve the employment potential of members of the indigenous communities, and to support the necessary studies and work to rehabilitate rivers flowing through Indian lands and launch a reforesting project using native vegetation seedlings. During the year, another highlight was an agricultural project developed in the Comboios community; it received national recognition for its contribution to the strengthening of family agriculture.

Aracruz collaborated in the finalization of the Brazilian Forestry Certification System (CERFLOR) while, at the same time, continuing to support efforts to develop a credible Mutual International Recognition Mechanism, open to all forestry certification systems. CERFLOR will be operational as of 2003.

Environmental management - The Aracruz Environmental and Social Management System was fully implemented during the year, with Environmental and Social Action committees set up along with Internal Accident Prevention Commissions (CIPAs). In 2002, we improved the system, achieving positive results -- as proved by our success in meeting the environmental and social objectives established for the year.

During 2002, we obtained supplemental environmental licenses for the Fiberline C industrial facilities and Aracruz's own tree plantations plus those that are part of the Forestry Partners Program. We received permits for the new coastal barge-based wood transportation system linking Caravelas (BA) to Portocel (ES).

The obtaining of these licenses prompted programs with non-governmental organizations, such as an agreement with Conservation International (CI) for their monitoring of the dredging of the Caravelas Terminal channel and with the Baleia Jubarte Institute, for research into the habits of whales encountered along the Brazilian coast. Also worthy of mention is the substantial financial support given to the Abrolhos National Marine Park as one of the measures related to the building of the terminal.

Information technology - The Forestry Information System, consisting of a set of computing tools for the decision-making process in the forestry area, incorporated new features related to the Forestry Partners Program, merging the plantations of the participating farmers with the company's own plantation database. The inclusion of new technologies for optimization, simulation, geo-processing and specific modeling allow us to integrate the management of the forestry chain of production and logistics, reducing costs and ensuring the quality of our manufacturing raw material.

--------------------------------------------------------------------------------
                                                                        Pag.: 30

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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10.01 - MANAGEMENT REPORT
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We initiated the installation of the Wood Transportation and Movement Logistic
Automation System (Salt-M), which permits total control of our wood supply from many different points of origin and in all of its transportation modes -- highway, rail and sea. The second phase of the system will be fully available in 2003.

Our communications system was enhanced through the adoption of new wireless technologies .

The Aracruz e-commerce project moved forward during the year with the establishment of an SAP Supply Chain Management module together with a Logistics Partners Integration System; the objective is to optimize the process, provide faster and more accurate information about products throughout the chain of distribution and to improve connectivity and service levels with suppliers and customers.

In our Treasury area, the company's processes were adjusted to the new Brazilian System of Payments while the SAP Cash Administration module was revised, permitting the restructuring of means of payment and making mechanisms available to simulate cash positions and facilitate cash flow decisions. Implementation of a Corporate Finance Management / Transaction Manager module, designed to assimilate controls over currency exchange, long-term liabilities and investments into the business management system, was initiated.


We revised and updated our Information Security Norms -- originally set up in 1996 -- taking into account the evolution of the technology involved. We added a number of hardware devices and software programs to improve access controls for our computer resources, thus eliminating vulnerabilities to the greatest extent possible. Furthermore, we took a number of measures to enhance our levels of security and performance and secure the availability of our corporate network in all work areas, in Brazil and abroad.


                                                      Carlos Augusto Lira Aguiar
                                           President and Chief Executive Officer

--------------------------------------------------------------------------------
                                                                        Pag.: 31

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

Operations

The Company, based in Aracruz, in the state of Espirito Santo, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 1,940 thousand tons per annum.

The Company's operations are integrated with those of its subsidiaries, which operate in: (i) distribution of products on the international market (Aracruz Trading S.A., Aracruz Trading Ltd., Aracruz Celulose (USA), Inc.And Aracruz B.V.), (ii) port services (Portocel - Specialized Terminal of Barra of the Riacho S.A.) and (iii) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A., Earth Glides Agricultural Ltda and Alcoprado Empreendimentos e Participacoes Ltda) and (iv) supply of wood for pulp production through its investment in affiliated company (Veracel Celulose S.A.).

On February 24, 1997, Aracruz Produtos de Madeira S.A. was incorporated as a wholly-owned subsidiary of Aracruz Celulose S.A., with the objective of manufacturing solid wood products, and began its operations in August 1999.

In this context, the Company acquired the company Terra Plana Agropecuaria and Alcoprado Emprrendimentos LTda, whose assets are comprised of 26 thousand hectares of lands appropriate for planting eucalyptus trees.
(Incorporated in December, 2002)

In 2000, Aracruz Celulose S.A. signed an agreement with Stora Enso and Odebrecht to acquire a 45% interest in Veracel Celulose S.A. The final agreement includes a purchase contract for Aracruz Celulose S.A., to purchase up to 3,85 million cubic meters of wood from Veracel Celulose S.A. during the period from 2002 to 2004. The decision on the implementation of the industrial project of the company is planned for the end of 2002, depending on the conditions of the international pulp market, with initial production beginning 3 years later. The plan to plant Veracel Celulose S.A.'s eucalyptus forests in the State of Bahia will continue and be expanded.

The total accumulated investment in the Fiberline C project (mill, land, forest and other infrastructure) as of December 31th was R$ 1,536 million. The new unit became operational in May, 2002 and reached full capacity in November, 2002.

In order meet the expected increase in production arising from the Company's expansion project, the Board of Directors approved the construction of a port facility in Caravelas, Bahia, and the expansion of the Company's port facility in Barra do Riacho, Espirito Santo for a total expected cost of approximately US$ 20 million. The project also contemplates the expansion of the Portocel Barra do Riacho Specialized Terminal, located in Barra do Riacho,ES.

In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and is subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests in the amounth of R$ 193,3 million, net of the assignment to the buyers of the rights of a preexisting wood supply agreement of R$ 49,5 million, with a combined net price of R$ 143,8 million. The net purchase price will be paid in 12 quarterly installments and the Company recorded is share in the agreement (50%) as a liability (land and forests) and as an asset (supply agreement). Aracrus and Bahia Sul each will separately control its share of the assets.

--------------------------------------------------------------------------------
                                                                        Pag.: 32

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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11.01 - NOTES TO THE FINANCIAL INFORMATION
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2    Significant accounting principles

     The financial statements have been prepared in accordance with the requirements of Brazilian Corporate Law which, in accordance with Law No. 9.249/95, no longer requires recognition of the effects of inflation on the financial statements.

     a)   Income statement items are recorded based on the accrual method.

     b) Inventories are stated at the lower of market value (net realizable value) or replacement cost and the average cost of production or acquisition.

     c) Short and long-term assets are stated at their realizable values including, when applicable, interest earned.

     d) Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: i) valuation of investments in affiliated company accounted for by the equity method, based on financial information as of December 31, 2002; ii) depreciation on straight-line basis over the related assets' estimated useful lives(see Note 10); iii) timber depletion computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; such costs are deferred and included in the cost of future harvests.

     e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges.

     f) The consolidated financial statements include the financial statements of Aracruz Celulose S.A. and its subsidiaries - Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Aracruz Empreendimentos S/C Ltda (incorporated in May
          2000), Terra Plana Agropecuaria Ltda. and a 45% interest Veracel Celulose S.A.

          The consolidation procedures for the balance sheet and the statements of income and of changes in financial position reflect the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments, (ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, and
          (iii) the effects of significant transactions between these companies.

          In accordance with CVM Instruction CVM 247/96, the company proportionally consolidated its interest in Veracel Celulose S.A. because control of the Veracel Celulose S.A. is shared in accordance with the shareholder agreement.

     g) In order to improve the information provided to the market, the Company is presenting, as additional information, the statement of cash flows, which was prepared in accordance with NPC-20, considering the operations that have influence in cash and cash equivalents of the Company, except those securities with maturities over 90 days. This statement is divided among operating, investing and financing activities, and it is being presented in the final part of this report.


          The Statement of Value Added prepared by the Company presents the result of the operations of the generation point of view and distribution of wealth, where the four main beneficiaries of the wealth generated by the activities of the Company are: the employees, the government, the capital of third and the own capital.

--------------------------------------------------------------------------------
                                                                        Pag.: 33

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

3    Marketable securities

     On December 31, 2002 represets mainly Certificates of Deposit denominated in US dollars and placed with major financial institutions abroad, through Aracruz Trading S.A.

4    Debt securities

     Represent Certificates of Bank Deposit with major financial institutions indexed to the " CDI ", with maturities from October of 2003 to December of 2005.

5    Trade accounts receivable

                                                     Parent company                       Consolidated
                                         --------------------------         --------------------------
                                              2002             2001              2002             2001
                                         ---------        ---------         ---------        ---------
     Domestic sales                         15,210            7,939            15,210            7,939
     Export sales
       Subsidiaries                        242,444          358,410
       Others                                                 1,989           437,516          195,010
       Advances on export contracts        (26,500)        (174,976)
                                         ---------        ---------         ---------        ---------
                                           231,154          193,362           452,726          202,949
                                         =========        =========         =========        =========


6    Inventories

                                                     Parent company                       Consolidated
                                         --------------------------         --------------------------
                                              2002             2001              2002             2001
                                         ---------        ---------         ---------        ---------
     Pulp - finished products
       At the plant                         17,348            4,486            17,348            4,486
       Other locations                                                         85,396           51,700
     Pulp - work in process                  2,963            1,831             2,963            1,831
     Wood                                                                      11,537           14,369
     Raw material                           31,025           16,844            36,022           17,145
     Maintenance supplies                   54,567           38,950            56,713           40,743
     Provision for obsolescence /
       market value adjustment              (1,376)          (1,376)           (7,426)          (3,794)
     Others                                    213              213               388            3,192
                                         ---------        ---------         ---------        ---------
                                           104,740           60,948           202,941          129,672
                                         =========        =========         =========        =========

--------------------------------------------------------------------------------
                                                                        Pag.: 34

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

7    Related parties

     Transactions with related parties are at values, terms and financial charges contracted at market conditions and can be shown as follows:


(a)  Subsidiaries

                                                                                                                 2002          2001
                                --------------------------------------------------------------------------------------   -----------
                                                                                 Portocel
                                                 Aracruz                         Terminal       Aracruz
                                   Aracruz      Celulose           Mucuri   Especializado      Produtos
                                   Trading        (USA),    Agroflorestal     de Barra do    de Maieira
                                      S.A.          S.A.             S.A.     Riacho S.A.          S.A.         Total         Total
                                -----------   -----------   -------------   --------------   -----------   -----------   -----------
     Current assets  (1)           242,444                                              3            33       242,480       358,496

     Long-term assets                                                 655              33             4           692        24,604

     Current liabilities           657,256                                            535                     657,791       235,635

     Long-term liabilities       1,130,656                                                                  1,130,656       580,100

     Sales revenue (2)           1,631,962        24,023                                            353     1,656,338     1,139,705

     Monetary and Exchange
       Variance, net               563,218        (2,413)                                                     560,805       114,092




     (1) Recognized in the balance sheet at the net values of the exchange advances delivered ("ACE"): Aracruz Trading - R$ 26,500 (2001 - R$ 174,976).




(b)  Stockholders and affiliated companies

                                                                                                                     Consolidated
                                   ----------------------------------------------------------------------------------------------
                                                                                  Affiliated
                                                         Stockholders              companies
                                   ----------------------------------           ------------
                                   BNDES - National
                                           Bank for
                                       Economic and                                    James                                Total
                                             Social              Bank                  River        -----------------------------
                                        Development        Safra S.A.            Corporation                2002             2001
                                   ----------------     -------------           ------------        ------------     ------------
     Current assets                                                1                   9,826               9,827            8,177
     Current liabilities                    151,955                                                      151,955          114,915
     Long-term liabilities                  809,313                                                      809,313          587,511
     Revenues                                                                         91,111              91,111           44,409
     Financial expenses                     187,642                                   (5,317)            182,325           48,366


--------------------------------------------------------------------------------
                                                                        Pag.: 35

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
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11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

8    Recoverable Taxes

(a)  Tax credits


                                                           Parent company                    Consolidated
                                               ---------------------------     ---------------------------
                                                      2002           2001             2002           2001
                                               ------------   ------------     ------------   ------------
     Deferred income tax and
     social contribution

     Tax loss carryforwards                                        17,950            9,650         17,987
     Temporary differences -
       non-deductible provisions                     3,568        (14,088)           3,568        (14,088)
     Income tax and social contribution
       on non-realizable income                                                     30,575          8,056
     Negative basis for social
       contribution on earnings                      4,784          8,672            8,011          8,681
     Social contribution on earnings - estimate                                                         6

     Income tax to be recovered or offset

       Income tax from the restatement
       difference between the IPC and
       BTNF indexes - article 3 of
       Law N(degree)8.200/91                        42,116         39,136           42,116         39,136
     Withholding income tax on securities          183,344        170,201          184,934        171,089
     Income tax on securities - not withheld           373                             405

     Value-added tax on sales and
       services - ICMS  (i)                        195,489        120,970          198,713        123,266
     Provisao para perda nos creditos do ICMS     (195,489)       (24,953)        (195,489)       (24.953)

     Others                                         21,910          9,442           22,113          9,503
                                               ------------   ------------     ------------   ------------
                                                   256,095        327,330          304,596         338,683
                                               ============   ============     ============   ============
     Short-term                                     88,226        106,133          123,721        117,363
                                               ------------   ------------     ------------   ------------
     Long-term                                     167,869        221,197          180,875        221,320
                                               ------------   ------------     ------------   ------------



(i) Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempted from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the Espirito Santo State. However, in the view of the financial difficulties of the state, the Company does not foresee a short-term solution to the utilization of the credits. Based on these facts, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits, as well as to make similar provisions related to any future credit to be accumulated.

     In September of 2002, the Company petitioned lawsuit against Espirito Saint State, to have guaranteed the right of circulating the accumulated credits of current ICMS of acquisitions of goods used in the pulp production. The lawsuit amounted approximately R$ 138 million.

--------------------------------------------------------------------------------
                                                                        Pag.: 36

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

(b) Income tax and social contribution in the statement of operations result from:


                                                           Parent company                    Consolidated
                                               ---------------------------     ---------------------------
                                                      2002           2001             2002           2001
                                               ------------   ------------     ------------   ------------
     Net income (loss) before income
       tax, social contribution  and
       minority interest                             1,507        282,228          (82,144)       299,052
                                               ============   ============     ============   ============

     Income tax and social contribution
       at enacted rates of  34%                       (512)       (95,958)          27,929       (101,678)

     Adjustments to derive effective
       tax rate
       Equity in results of
         subsidiaries -
         non-taxable (i)                            69,563         21,514           69,563         21,514
     Depreciation, amortization,
         depletion and disposals -
         Art. 2. Law 8200/91                        (5,676)        (7,522)          (5,676)        (7,522)
           Contributions and donations              (2,259)          (462)          (2,259)          (462)
       Other permanent differences                  (2,107)          (360)           6,315           (666)
       Unrealized income                                                            (1,596)           367
                                               ------------   ------------     ------------   ------------

     Income tax and social contribution             59,009        (82,788)          94,276        (88,447)
                                               ============   ============     ============   ============

     Income tax and social contribution
       Current                                      63,191        (82,374)          63,108        (82,777)
       Deferred                                     (4,182)          (414)          31,168         (5,670)


(i) During 2001, certain changes were introduced in the Brazilian tax legislation including earnings from foreign subsidiaries in the determination of taxable income in Brazil. As a result, the Company recorded in 2002 a provision of R$ 133,200 million (2001 - R$ 31,500 million) relating to income taxes on its foreign subsidiaries taxable income for the year, which was fully offset with tax loss carryforwards .


--------------------------------------------------------------------------------
                                                                        Pag.: 37

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

9    Investments - parent company


                                             ---------------------------------------------------------------------------------------
                                                                                              Portocel
                                                              Aracruz          Mucuri         Terminal       Aracruz
                                                Aracruz      Celulose        Agroflo-    Especializado      Produtos       Veracel
                                                Trading        (USA),         restal      de Barra do     de Madeira      Celulose
                                                   S.A.          S.A.            S.A.      Riacho S.A.          S.A.       S.A.(i)
                                             -----------   -----------   -------------   --------------   -----------   -----------
In subsidiaries

  Interest in voting capital - %                    100           100             100               51           100            45
                                             -----------   -----------   -------------   --------------   -----------   -----------

    At December 31

      Subscribed and paid-up
      capital                                   581,042           707          71,130            1,248       124,450       273,571
      Stockholders' equity                    1,100,243        14,746          69,004            1,364        65,176       214,933
      Net income (loss) for
      the year                                  391,158           829                               43       (17,229)      (58,638)
                                             ===========   ===========   =============   ==============   ===========   ===========

    Investment movement

    At the beginning of the year                465,673         9,140          69,004              673        37,669       123,107
    Capital paid-up                                                                                           44,736
    Acquisition of investment
    Incorporation of subsidiary
    Reduction of capital in
      subsidiary

    Equity in the results of
      subsidiaries                              634,570         5,606                               24       (17,229)      (26,387)
                                             -----------   -----------   -------------   --------------   -----------   -----------

                                              1,100,243        14,746          69,004              697        65,176        96,720


Acquisition of
  investment goodwill                                                                                                       27,333
Realization of goodwill/
  Transfer to property,
  plant and equipment                                                                                                       (4,570)
                                             ===========   ===========   =============   ==============   ===========   ===========

                                              1,100,243        14,746          69,004              697        65,176       119,483
                                             ===========   ===========   =============   ==============   ===========   ===========

Other investments,
  derived substantially from
  fiscal incentives


thiss



                                                                                       2002             2001
                                             -----------------------------------------------     -----------
                                                    Terra
                                                    Plana        Alcoprado
                                                  Agrope-         Empreen-
                                                   cuaria         dimentos
                                                Ltda (ii)       Ltda (iii)            Total            Total
                                               -----------     ------------     ------------     ------------
In subsidiaries

  Interest in voting capital - %                      100              100
                                               -----------     ------------     ------------     ------------

    At December 31

      Subscribed and paid-up
      capital
      Stockholders' equity
      Net income (loss) for
      the year
                                               ===========     ============

    Investment movement

    At the beginning of the year                    2,826              813          708,905          728,536
    Capital paid-up                                                                  44,736           20,800
    Acquisition of investment                                                                            813
    Incorporation of subsidiary                    (2,826)            (813)          (3,639)
    Reduction of capital in
      subsidiary                                                                   (197,283)

    Equity in the results of
      subsidiaries                                                                  596,584          156,039
                                               -----------     ------------     ------------     ------------

                                                                                  1,346,586          708,905


Acquisition of
  investment goodwill                              33,350           12,187           73,070           73,070
Realization of goodwill/
  Transfer to property,
  plant and equipment                             (33,550)         (12,187)         (50,307)
                                               ===========     ============     ============     ============

                                                                                  1,369,349          781,975
                                               ===========     ============     ============     ============

Other investments,
  derived substantially from
  fiscal incentives                                                                     270              346
                                                                                ------------     ------------
                                                                                  1,369,619          782,321
                                                                                ============     ============



(i) The goodwill paid in the acquisition of the investment in Veracel Celulose S.A., in the amount of R$ 27,333, is based on the fundamental economic and market value of the assets of the company, having been muffled R$ 4,570 until December of 2002.

The amortization criteria of the portion of the goodwill based in the market value of the assets will be in agreement with the realization of them, while the portion of the goodwill calculated using the future profitability, will be for the use of the areas of eucalyptus plantations, being in this case, appropriate to the cost of formation of the forest and recognized in the income of the year by the harvest of the eucalyptus.

--------------------------------------------------------------------------------
                                                                        Pag.: 38

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

(ii) The goodwill paid in the acquisition of the company Terra Plana Agropecuaria Ltda it is based on the market value of the lands that comprise the assets of the company, and the future profitability, in the amounts R$ 20,885 and R$ 12,665, respectively.

(iii) The goodwill paid in the acquisition of the company Alcoprado Empreendimentos Ltda it is based on the market value of the lands that comprise the assets of the company, and the future profitability, in the amounts R$ 10,187 and R$ 2,0000, respectively, that on December 31, 2002, by the incorporation of the company, were transferred to Property, plant and equipment.

(iv) The exchange earnings of the foreign investments were registered in Equity in results of subsidiaries.


10   Fixed assets

     In agreement with the Deliberation CVM no. 193 the Company capitalized the interest of the loans related to the expansion project incurred on 2002 in the amount of R$ 16,753 (2001 - R$ 9,789).

     On December 31, 2002, the Company had R$ 218,034 approximately, classified as Construction in progress, of which R$ 122,589 related to the expansion project.


                                                                                                             2002             2001
                                                    -------------------------------------------------------------        ---------
                                                     Annual rate                        Accumulated
                                                       of depre-                         depletion/
                                                     ciation - %            Cost       depreciation           Net              Net
                                                    ------------      ----------       ------------    ----------        ---------
     (a) Parent Company

     Land                                                                410,993                          410,993          284,234
     Industrial and forestry equipment                   4 to 25       3,288,726          1,263,150     2,025,576        1,289,244
     Buildings and improvements                         4 and 10         738,632            387,488       351,144          273,593
     Forests                                                 (*)         441,514             39,087       402,427          278,170
     Data processing equipment                                20          68,611             46,937        21,674           23,167
     Administrative and other
       facilities                                   4, 10 and 20          60,765             38,687        22,078           15,232
     Construction in progress                                            218,034                         218,034           780,440
                                                                      ----------       ------------    ----------        ---------
     Total parent company                                              5,227,275          1,775,349    23,451,926        2,944,080
                                                                      ----------       ------------    ----------        ---------


     (b) Subsidiaries

     Land                                                                122,846                          122,846          170,132
     Industrial and forestry equipment                   4 to 20          42,554              6,428        36,126           34,674
     Forests                                                 (*)          91,181              8,182        82,999           77,745
     Buildings and improvements                         4 and 10          35,073              2,798        32,275           10,690
     Equipment of  data processing                            20           2,806              1,160         1,646            1,785
     Administrative and other
       facilities                                      10 and 20           4,891              1,898         2,993            2,240
     Construction in progress                                              3,307                            3,307           18,001
                                                                      ----------       ------------    ----------        ---------

     Total consolidated                                                5,529,933          1,795,815     3,734,118        3,259,347
                                                                      ==========       ============    ==========        =========


(*)  Depreciated in accordance with criteria described in Note 2(d).


--------------------------------------------------------------------------------
                                                                        Pag.: 39

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

     Depreciation/ depletion expense in 2002 and 2001 was allocated as follows:

                                                           2002           2001
                                                    ------------      ----------
     Industrial and forestry costs                       238,775       203,029
     Operating expenses                                    4,048         2,241
                                                    ------------      ----------

     Parent company                                      242,823       205,270

     Industrial and forestry costs                         11875         1,780
     Operating expenses                                      487           341
                                                    ------------      ----------

     Consolidated                                        255,185       207,391
                                                    ============      ==========



11   Deferred


                                                                Amortization
                                                                     (years)              2002             2001
                                                                ------------         ----------       ----------
     Parent company

     Pre-operating  expenses                                              10            64,555           64,555
     Administrative expenses and product development                 3 to 10            11,244           11,244
     Improvements to forestry properties                                  10             1,330            1,330

                                                                                        77,129           77,129

     Accumulated amortization                                                          (62,367)         (57,435)
                                                                                     ----------       ----------

     Total parent company                                                               14,762           19,694
                                                                                     ==========       ==========

     Subsidiaries and investment in affiliated company

       Forests                                                                          81,747           74,108
       Industrial                                                         10             6,655            9,484
       Others                                                                            1,109              153
                                                                                     ----------       ----------
                                                                                        89,511           83,745
     Accumulated amortization                                                          (10,000)          (2,530)
                                                                                     ----------       ----------
                                                                                        79,511           81,215

     Total consolidated                                                                 94,273          100,909
                                                                                     ==========       ==========


--------------------------------------------------------------------------------
                                                                        Pag.: 40

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

     Amortization in 2002 and 2001 was allocated as follows:


                                                             Parent company and
                                                                   consolidated
                                                        ------------------------
                                                          2002             2001
                                                        -------          -------
     Industrial and forestry costs                       3,034            6,148
     Operating expenses                                  1,898            2,942

     Parent company                                      4,932            9,090
                                                        -------          -------
     Industrial costs                                    7,470              969
     Operating expenses of subsidiaries                                       1
                                                        -------          -------
     Consolidated                                        12,402          10,060
                                                        =======          =======


12   Loans and financing



                                                                           Parent Company              Consolidated
                                                                 ------------------------      ---------------------
                                                Annual rate
                                                of interest
                                                          %            2002          2001           2002        2001
                                             --------------      ----------     ---------      ---------   ---------
     Local currency
       Loans indexed to TJLP                    7,0 to 11,5         676,438       436,759        737,742     508,211
       Loans indexed to "basket of
         currencies"                         11,67 to 11,97         260,462       112,631        260,462     118,750
       Loans indexed to "others
         currencies"                                   8,75          11,769                       11,769

     Foreign currency (US dollars)
       Loans linked to securitization of
       export receivables                     5,98 and 7,98                                      887,583      30,679
       Euronotes/Eurobonds                      9 and 10,37         548,810       650,902                    290,485
       Advances on export contract /
         Prepayment                             2,4 to 6,71         641,381       536,840        641,381     536,840
       Exchange advances delivered (ACE's)      2,00 to 5,8                                       26,500     174,976
       Other loans / financings                1,52 to 7,08          79,012       158,252        406,500     448,108
                                                                 ----------     ---------      ---------   ---------
                                                                  2,217,872     1,895,384      2,971,937   2,108,049

     Current portion (including
       accrued interest)                                         (1,162,862)     (558,200)      (692,950)   (770,450)
                                                                 ----------     ---------      ---------   ---------

     Long-term maturities                                         1,055,010     1,337,184      2,278,987   1,337,599
                                                                 ==========     =========      =========   =========

     2003                                                                         739,210                    420,822
     2004                                                           421,278       260,714        819,467     515,148
     2005                                                           150,491        80,379        340,160      96,605
     2006                                                           147,169        77,874        340,032      93,360
     2007 to 2011                                                   336,072       179,007        779,328     211,664
                                                                 ----------     ---------      ---------   ---------
                                                                  1,055,010     1,337,184      2,278,987   1,337,599
                                                                 ==========     =========      =========   =========



--------------------------------------------------------------------------------
                                                                        Pag.: 41

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

In January 1994, the Company issued US$ 120 million unsecured 10.37% Euronotes in the international financial markets, maturing in 2002.

At December 31, 2002, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$ 925,912 (2001 - R$ 620,033), mainly with its stockholder BNDES - National Bank for Economic and Social Development, subject to annual interest rates ranging from 2.9% and 11.97% to be amortized in the period from 2003 to 2009.

The loans with BNDES have mortgages, at various degrees, for the plant, the lands and the forests and with statutory lien for the machines and equipments, which were borrowed.

In February and Juner 2001, the Company obtained bank financing against export receivables in the amount of US$ 180 million, with annual interest rates ranging from 2.93% to 3.24%. These loans will be repaid until April 2004.

During September 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 and annual interest rates ranging from 2.91% to 2.92%, secured against future export sales receivables. In December 2002, Aracruz Trading S.A. pre-payed the amount of U.S.$ 37.5 million

In 1995, Aracruz Trading S.A. made private placements on the international market of trust certificates in credits linked to an Export Receivables Securitization Program, guaranteed by Aracruz Celulose S.A., in the total value of US$ 200 million. In August 1995, Aracruz Trading S.A. used the resources originating from of this program to acquire the full amount of an issue of US$ 150 million in unsecured notes, with interest of 9% p.a. and maturity in August 2003, issued by its parent company Aracruz Celulose S.A, accordingly these amounts have been offset against each other in the consolidated financial statements. On December 31, 2001 the remaining balance was US$ 13,2 million, with fixed rates of 7,98% a.a. and the due date of the last installment in June of 2002. The operation was settled in advance in March of 2002 as requested by the new Program of Securitizacao of Receivables in February of 2002.

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Notes. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivable. Each month such collections in excess of contractual funding requirements are transferred to the Company. The financing bears fixed annual interest of 5.98% and will be repaid in 60 monthly installments beginning March 1, 2004, with monthly interest payments which began in May 1, 2002. The net proceeds were transferred to Aracruz Celulose S.A. as advances for future purchases of pulp.

In July 2002, the Company assumed the total debt with BNDES of its subsidiary, Aracruz Produtos de Madeira S.A. At December, 31, 2002, the debt amounts to R$ 27,912, to be repaid until 2006, with annual interest rates ranging from 9.00% to 11.67%.

At December 31, 2002, Aracruz Celulose S.A. holds in treasury 180.000 debentures, with a unit value of R$ 1,804.88 (2001 - R$ 1,655.08), issued in 1982 and 1990 and repurchased in 1992.


--------------------------------------------------------------------------------
                                                                        Pag.: 42

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

13   Financial Instruments
     (CVM Instruction N(degree) 235/95)

(a)  Risk management

     The Company operates internationally and is exposed to market risks from changes in foreign exchange rates and interest rates.

     The exposure of the company to liabilities in US dollar does not represent risk of the economical and financial point of view, the future obligations of payments in local currency of the liabilities harnessed to the exchange are compensated by the operational income, once almost the totality of the sales is exported.

     Also derivative financial instruments are used by the management of the Company to mitigate the exchange risks and of interest.

(b)  Market value

     The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

     The estimated market values of the Company's financial instruments at December 31, 2002 can be summarized as follows:


     FINANCIAL INSTRUMENTS                                PARENT COMPANY                             CONSOLIDATED
                                          --------------------------------------  ------------------------------------------

                                               ACCOUNTING            MARKET            ACCOUNTING              MARKET
                                          ---------------------  ---------------  ----------------------  ------------------
     Assets

     Cash and cash equivalents                        551               551                29,292              29,292
     Marketable securities                         13,482            13,482                73,045              73,045
     Debt securities                              877,867           877,867               877,867             877,867

     Liabilities

     Short and long-term financing              2,244,372         2,244,372             2,971,937           2,981,590
       (interests included) (*)



     (*) The parent Company's figures include Export Contract Advances in the amount of R$ 26,500, which reduce the "Accounts receivable - Pulp" balance.

     Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.


--------------------------------------------------------------------------------
                                                                        Pag.: 43

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

(c)  Financial derivatives

     The position of derivative financial on December 31, 2002 it is represented by 5.560 contracts of DI future (BM&F) with value notional liquid of R$ 524 million (US$ 148 million), 2.570 contracts of future dollar (BM&F) with value notional liquid of R$ 452 million (US$ 128 million), 330 contracts of exchange coupon (BM&F) with value notional liquid of R$ 56 million (US$ 16 million), contracts of " Non Deliverable Forward " of Real for North American dollars with banks of first line and value notional liquid of R$ 106 million (US$ 30 million), all with expiration in April of 2003 and contracts of " interest rate swap " (TJLP " versus a percentage of " CDI ") with notional value of R$ 298 million (US$ 84 million) with expiration in June of 2003.

14   Stockholders' equity

(a)  Capital and reserves

     At December 31, 2002 and 2001, the Company had authorized capital of R$ 2,450,000 and subscribed and paid-up capital of R$ 1,854,507, represented by 1,032,554 (2001 - 1,077,920) thousand registered shares, with no par value, comprising 455,391 thousand common shares, 40,326 (2001 - 40,930) thousand Class A preference shares and 536,837 (2001 - 581,599) thousand Class B preference shares. The Class A stock may be converted to Class B stock at any time.

     On December 31, 2002, the Company had 483 thousand ordinary shares, 1,374 thousand Class B preferred shares in treasury stock (2001 - 483 thousand ordinary shares, 35 thousand Class A preferred shares and 45.330 thousand Class B preferred shares).

     The market value of the ordinary shares and Class A and Class B preferred shares Aracruz Celulose S.A., based on the last share price prior to the closing date were R$ 4,60, R$ 4,35 e R$ 6,76per share, respectively.

     In accordance with the Company By-laws, preference shares do not have voting rights, but have priority on return of capital in the event of liquidation of the Company. Class A preference shares are assured of a minimum annual dividend proportionate to 6% of their share of capital. Class B preference shares are entitled to a dividend equivalent to that paid on the common shares, but without priority. However, in order to comply with Law 9.457 of May 5, 1997, management has proposed to pay Class B preference shareholders, as from 1997, a dividend 10% greater than that paid to the common shares.


(b)  Dividends


     The Company's By-laws assure stockholders a minimum annual dividend equivalent to 25% of the parent Company's net income, adjusted by any increases or decreases in the reserves, as defined by corporate legislation.

     Based on the net income for the year ended December 31, 2002, management proposes the payment of dividends amounting to R$ 247,331 thousand, equivalent to R$ 250.00 per lot of one-thousand Class A and B preferred shares and R$ 227.27 per lot of one-thousand common shares. The basis for calculation of the dividends is as follows:


--------------------------------------------------------------------------------
                                                                        Pag.: 44

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------


                                                                                    2002                2001
                                                                                 --------            --------
     Net income for the year - parent Company                                     60,516             199,440
     Constitution of legal reserve                                                (3,026)             (9,972)
                                                                                 --------            --------
     Adjusted net income                                                          57,490             189,468
                                                                                 ========            ========

     Proposed dividends
        Dividends due to Class A preferred shares (equivalent to
           R$ 250.00 (2001 - R$ 181.69)  per thousand shares)                     10,081               7,348
        Dividends due to Class B preferred shares (equivalent to
           R$ 250.00 (2001 - R$  181.69) per thousand shares)                    133,864              97,515
        Dividends due to common shares  (equivalent to
           R$ 227.27 (2001 - R$ 165.17per thousand shares)                       103,386              75,137
                                                                                 --------            --------
                                                                                 247,331             180,000
                                                                                 ========            ========



(c)  Acoes em tesouraria

     At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. Approval was also given to keeping 483,114 ordinary shares in treasury with a view to maintaining the number of existing voting shares. The cancellation of shares did not result in a reduction of subscribed capital.

     It was approved, also, the maintenance in treasury of 483.114 common shares, aiming to maintain the amount of shares with right to I vote for.

     The cancellation of the shares do not implicate in reduction of the subscribed capital.

     In meeting accomplished on October 17, 2002, Council of Administration of Aracruz Celulose S.A., in the terms of what disposes the interruption XIV of the art. 16 of its Social Statute and the goods 1st and 8th of the Instruction CVM no. 10, 14.02.80, authorized the Management to negotiate with treasury stock of emission of the own Company to the limit of,
     15.990.473 common shares, 2.592.158 preferred shares class A and
     431.974.912 preferred - class B ". The Company has for objective its subsequent cancellation, without decrease of the social capital.


15   Employee post-retirement benefit plans

     The ARUS-Fundacao Aracruz of Social Seguridade is a closed entity of deprived precaution, that it acts under the form of a multisponsor fund, as civil society without profitable ends.

     In September of 1998, ARUS implanted new plan of benefits, Retirement ARUS'S Plan, that adopts the system of defined contribution for the retirement. The new plan replaced the previously existent plan.

     The contributions done by Aracruz Celulose S.A.and the other sponsors, equivalent to 4,66% of the payroll, which totaled in 2002 R$ 2,902 (2001 - R$ 2,302), consolidated R$ 3,027 (2001 - R$ 2,410). The contributions accomplished by the employees of Aracruz Celulose S.A. totaled, in 2002, R$ 2,166 (2001 - R$ 1,993), consolidated R$ 2,234 (2000 - R$ 2,049).


--------------------------------------------------------------------------------
                                                                        Pag.: 45

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

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11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

16   Insurance coverage


     In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

     At December 31, 2002, the Company's assets were insured against loss for a total amount of R$ 1,300,000 (2001 - R$ 1,900,000) (maximum indemnity per loss event).


17   Contingencies

     The Company's accounting records and operations are subject to assessment by tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.


(a)  Labor claims

     The most significant labor claims are in respect of inflation indexes. The outcome of these proceedings has, generally, been favorable to the Company, since the superior labor court has not recognized the existence of acquired rights relating to these indexes.

     In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has partially agreed to the claims of the employees, as represented by their Union. The Company has appealed to the Superior Labor Court.

     At December 31, 2002, the Company maintained provisions in the approximate amounts of R$ 3,900 (unhealthy and dangerous work conditions) and R$ 10,300 (other suits), to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 9,400.

     The Company has partially agreed with a suit brought by certain industrial employees represented by their union, claiming additional compensation for alleged hazardous conditions at the mill. As a result, the Company paid R$ 15,450 million to the employees in January 2002. The excess provision of R$ 7,761 million was reversed to income.


(b)  National Institute of Social Security - INSS

     In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The company has filed a defense requesting the cancellation of these assessments.


--------------------------------------------------------------------------------
                                                                        Pag.: 46

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
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11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

     At December 31, 2002, the Company's judicial deposits amounted to approximately R$ 17,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.


(c)  Land demarcation

     The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Rulings from the Ministry of Justice Nos. 193, 194 and 195, all of March 6, 1998, which established the enlargement of their reserves by 2.571 hectares of land belonging to the Company, with the Company also committing to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, amounting to approximately R$ 13,5 million, restated monthly based on the variation of the IGPM or IPC, or their substitutes, the larger prevailing. The total of this financial assistance should be paid out over a period of 20 years, conditioned on the compliance to certain clauses and conditions which stipulate the following principal obligations to the Indian Communities.

     Should the Indigenous Communities default on their obligations, after being duly notified by MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement". In acordance with terms, at December 31, 2002, the Company had donated approximately R$ 4,836 (during 2002 - R$ 1,460) to the Associations of the Indigenous Communities, in accordance with the "Terms of Conduct Agreement".


(d)  Pis / Cofins

     The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the majority of COFINS rate. A preliminary injunction was favorable to the Company on April 5, 1999. The total provision accounted for is of R$ 141,000(2001 - R$ 88,400), after considering the adjustment for the change in SELIC.


(e)  Income tax and social contribution related to the Plano Verao

     In December 1994, the Company petitioned the Tribunal Regional Federal da 2(a) regiao (the "Tribunal") to include in the determination of income tax and social contribution the IPC difference in January 1989 of 70.28%. The Tribunal subsequently accepted the use of 42.72%. Beginning in the third quarter of 2000 with the substantial utilization of the Company's net operating losses in Brazil, the Company began remitting income tax using the 42.72% deduction and has included a provision for contingencies of R$ 53,300.


(f)  ICMS



--------------------------------------------------------------------------------
                                                                        Pag.: 47

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


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00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
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11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

     Upon conclusion of the ICMS inspection process carried out by the fiscal authorities of Espirito Santo State, the Company received tax assessments in the amount of R$ 68,3 million (Espirito Santo) and R$ 16,8 million (Bahia). Additionally, of the accumulated ICMS credit balance with Espirito Santo State amounting to R$ 85,9 million at May 31, 2001, R$ 63,7 million were approved. The remaining amount of R$ 22,2 million was considered undue.

     Legal opinions expressed by renowned law firms specializing in tax legislation favor a successful outcome of this dispute and the Company, therefore, considers that the tax assessment notices will be cancelled. The establishment of a provision for losses is unnecessary in view of the highly probable successful outcome of this dispute.


(g)  Other

     The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total amount of R$ 22,300. For those and other contingencies, the Company maintained judicial deposit approximately in the amount of R$ 11,000.


18   Reconciliation of Shareholders Equity
     and Results of Operations - Parent Company and Consolidated


                                                                           2002                2001
                                                                     -----------         -----------
     Stockholders Equity

     Shareholders Equity - Parent Company                             2,260,372           2,455,130
     Unrealized profits                                                (108,619)            (31,936)
     Unrealized shipping expense                                         12,320               6,553
     Income tax over unrealized profits                                  30,575               8,056
                                                                     -----------         -----------
     Shareholders Equity - Consolidated                               2,194,648           2,437,803
                                                                     ===========         ===========

     Results of period

     Net income (loss) - Parent Company                                  60,516             199,440
     Unrealized shipping expense                                          5,759               1,587
     Realized (unrealized) profits                                      (76,683)             14,727
     Income tax over (realized) unrealized profits                       22,518              (5,180)
                                                                     -----------         -----------
     Net income (loss) - Consolidated                                    12,110             210,574
                                                                     ===========         ===========


19   Commitments


--------------------------------------------------------------------------------
                                                                        Pag.: 48

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

     In connection with the sale of the electrochemical plant (see Note 2), the Company and CanadianOxy Chemicals Holding Ltd. (CXY) entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which the Company is committed to acquire from the electrochemical plant purchased by CXY a volume of chemical products conservatively projected for the next 6 years. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract.


20   Parlamentary Inquiry Comission

     In March 2002, the Espirito Santo State legislative assembly created an investigating commission (Comissao Parlamentar de Inquerito) to investigate the activities of the Company. At the end of the legislative year, CPI was concluded by lapse of time, without issuing a report describing any irregularity concerning the licenses, properties or activities of the Company.

                                      * * *























Supplemental Information


--------------------------------------------------------------------------------
                                                                        Pag.: 49

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

1    Statement of cash flows


                                                                           Parent company                       Consolidated
                                                              ----------------------------       ----------------------------
                                                                    2002             2001              2002             2001
                                                              -----------       ----------       -----------       ----------
     Operating activities

     Net income for the year                                      60,516          199,440            12,110          210,574
       Adjustments to reconcile net income for the year
         with cash flow provided by operating activities
       Depreciation, amortization and depletion                  247,755          214,360           267,587          217,451
       Equity in the results of subsidiaries                    (596,584)        (156,039)
       Income tax and social contribution                          4,182              414           (31,168)           5,670
       Exchange and monetary variations                          843,466          208,669           740,866          245,671
       Provision for contingencies, net                           69,189           46,326            69,622           46,895
       Provision for losses in tax credits                       170,536           24,953           170,536           24,953
       Realization of goodwill                                                      4,570                              4,570
       Residual value of property, plant and
         equipment disposed of                                     2,102           16,673             2,094           16,673

     Decrease (increase) in assets
       Debt securities                                           172,386         (112,702)          172,495         (112,702)
       Accounts receivable                                       102,635         (116,031)         (189,264)         (50,535)
       Inventories                                               (43,792)          20,023           (73,269)          (1,705)
       Taxes recoverable                                        (103,483)         (93,891)         (104,604)         (93,907)
       Others                                                      2,325            8,930            (4,259)          13,784

     Increase in liabilities
       Suppliers                                                  69,517           73,903            79,503           76,153
       Loans from related parties
         (includes interests)                                    360,271          254,989
       Interests on loans and financings                         (15,956)          19,030           (19,339)          17,948
       Social contribution                                       (65,109)          45,549           (65,291)          45,552
       Provisions for litigation and contingency                  (1,730)         (17,678)           (1,731)         (17,677)
       Others                                                      4,597            4,040             5,512            4,165
                                                              -----------        ---------       -----------       ----------

     Cash provided by operating activities                     1,287,393          640,958         1,035,970          648,963
                                                              -----------        ---------       -----------       ----------



--------------------------------------------------------------------------------
                                                                        Pag.: 50

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------


                                                                           Parent company                       Consolidated
                                                             -----------------------------      -----------------------------
                                                                    2002             2001              2002             2001
                                                             ------------      -----------      ------------     ------------
     Investing activities
       Debt securities                                          (109,347)        (196,548)         (109,456)        (196,548)
       Additions to permanent assets
         Investments in subsidiaries                             (44,736)         (33,801)                           (13,000)
         Fixed assets                                           (706,421)        (963,936)         (737,734)        (995,776)
         Deferred charges                                                                            (5,766)          (6,582)
           Effect on cash originating the:
             Reduction of capital in subsidiary                                   197,283
       Proceeds received from sale of
         permanente assets                                         3,026              930             3,035              930
                                                             ------------     ------------      ------------     ------------

     Cash provided by (used in) investing activities            (857,478)        (996,072)         (849,921)      (1,210,976)
                                                             ------------     ------------      ------------     ------------

     Financing activities
       Loans and financings
         Additions                                             1,682,325        1,513,967         2,801,069        2,025,778
         Repayments                                           (1,911,811)      (1,021,459)       (2,757,454)      (1,311,950)
       Treasury stock acquired                                    (7,943)                            (7,943)
       Cash dividends                                           (179,730)        (136,666)         (179,730)        (136,666)
                                                                              ------------      ------------     ------------


     Cash provided by (used in) financing activities            (417,159)         355,842          (144,058)         577,162

     Increase in cash and cash equivalents                        12,756              728            41,991           15,149
                                                             ------------     ------------      ------------     ------------

     Cash and cash equivalents, beginning of year                  1,277              549            60,346           45,197
                                                             ------------     ------------      ------------     ------------

     Cash and cash equivalents, end of year                       14,033            1,277           102,337           60,346
                                                             ============     ============      ============     ============




--------------------------------------------------------------------------------
                                                                        Pag.: 51

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP           CORPORATE LEGISLATION
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF  BUSINESS       Base Period - 12/31/2002


--------------------------------------------------------------------------------
00043-4 ARACRUZ CELULOSE SA  AND SUBSIDIARIES                42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

2    Statement of value added


                                                                           Parent company                       Consolidated
                                                             -----------------------------      -----------------------------
                                                                    2002             2001              2002             2001
                                                             ------------      -----------      ------------     ------------
     Income                                                    1,688,764        1,171,677         2,088,963        1,342,975

     Consumables acquired from third parties                    (835,089)        (543,538)         (940,120)        (599,287)
                                                             ------------      -----------      ------------     ------------
     Gross value added                                           853,675          628,139         1,148,843          743,688

     Retentions
       Depreciation, amortization and depletion                 (247,755)        (214,360)         (267,587)        (217,451)
                                                             ------------      -----------      ------------     ------------

     Net value added generated
       by the Company                                            605,920          413,779           881,256          526,237
                                                             ------------      -----------      ------------     ------------
     Received in transfers
       Financial income - including monetary
         and exchange variations                                 338,841          261,469           410,048          313,564
       Equity in results of subsidiary companies                 596,584          156,039
                                                             ------------      -----------      ------------     ------------
                                                                 935,425          417,508           410,048          313,564

     Available value for distribution                          1,541,345          831,287         1,291,304          839,801
                                                             ============      ===========      ============     ============

     Distribution of value added

     Government and community
       Taxes and contributions                                   126,204          137,777            93,421          145,527
       Support, sponsorship and donations                         12,397            5,308            12,425            5,309
                                                             ------------      -----------      ------------     ------------
                                                                 138,601          143,085           105,846          150,836

     Employees                                                   117,598           93,969           131,324          105,195

     Interest on third parties' capital
       Financial expenses                                      1,241,383          404,581         1,058,777          382,985
       Capitalized interest                                      (16,753)          (9,789)          (16,753)         (9,789)
                                                             ------------      -----------      ------------     ------------
                                                               1,224,630          394,792         1,042,024          373,196

     Remuneration of the same capital                            247,331          180,000           247,331          180,000

     Income withheld                                            (186,815)          19,441          (235,221)          30,574

     Total distributed and withheld                            1,541,345          831,287         1,291,304          839,801
                                                             ============      ===========      ============     ============



                                      * * *


--------------------------------------------------------------------------------
                                                                        Pag.: 52

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and
its subsidiaries
Financial statements at
December 31, 2002 and 2001 and
Report of Independent Accountants





















(A free translation of the opinion report in Portuguese expressed on financial statements prepared in accordance with accounting principles generally accepted in Brazil and with the requirements of Brazilian Corporate Law)